SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

First Quarter 2009 Earnings Release Portugal Telecom First quarter 2010

Portugal Telecom Consolidated report First quarter 2010 01 Financial review 4 02 Business performance 15 Domestic operations 15 International businesses 23 Consolidated financial statements 28 The terms “PT”, “Portugal Telecom Group”, “PT Group”, “Group” and “Company”refer to Portugal Telecom and its subsidiaries or any of them as the context.

Portugal Telecom

Portugal

Wireline Euro 488.2 million (revenues)	> Retail, large corporates' voice and data, ISP and broadband services [PT Comunicações 100%] > SMEs' voice and data [PT Prime 100%]
Mobile Euro 345.9 million (revenues)	> TMN 100%

Main international assets

			Revenues (Euromillion)
Vivo 29.71%	> Brazil	> Mobile	1,767
Unitel 25% (*)	> Angola	> Mobile	255
CTM 28%	> Macao	> Wireline, mobile	59
MTC 34% (*)	> Namibia	> Mobile	33
CVT 40% (*)	> Cape Verde	> Wireline, mobile	17
Timor Telecom 41.12%	> East Timor	> Wireline, mobile	9
CST 51% (*)	> São Tomé e Principe	> Wireline, mobile	3
UOL 28.78%	> Brazil	> ISP, contents and Internet	74

(*) These stakes are held by Africatel, which is controlled 75% by PT.

Support companies

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%];
Backoffice and shared services [PT PRO 100%]; Procurement [PT Compras 100%];
Call centres and telemarketing services [PT Contact 100%]; Pension funds management [Previsão 82.05%]

01
Financial Review

Consolidated income statement

Consolidated income statement (1)			Euro million
	1Q10	1Q09	y.o.y
Operating revenues	**1,773.4**	**1,604.5**	**10.5%**
Wireline (2)	488.2	492.1	(0.8%)
Domestic mobile • TMN (2)	345.9	370.1	(6.5%)
Brazilian mobile • Vivo (1)	883.4	703.7	25.5%
Other and eliminations	56.0	38.7	44.8%
Operating costs, excluding PRBs and D&A	**1,140.1**	**1,001.9**	**13.8%**
Wages and salaries	198.6	161.6	22.9%
Direct costs	324.2	261.3	24.0%
Commercial costs	277.0	262.5	5.5%
Other operating costs	340.2	316.5	7.5%
EBITDA (3)	**633.4**	**602.6**	**5.1%**
Post retirement benefits	17.8	22.4	(20.5%)
Depreciation and amortisation	377.8	326.2	15.8%
Income from operations (4)	**237.8**	**254.0**	**(6.4%)**
Other expenses (income)	**10.7**	**2.7**	**292.0%**
Curtailment costs, net	5.2	1.8	180.7%
Net losses (gains) on disposal of fixed assets	0.0	0.5	(94.7%)
Net other costs (gains)	5.5	0.4	n.m.
Income before financ. & inc. taxes	**227.0**	**251.2**	**(9.6%)**
Financial expenses (income)	**35.2**	**18.4**	**90.7%**
Net interest expenses	72.8	72.4	0.7%
Equity in earnings of affiliates, net	(38.8)	(48.7)	(20.4%)
Net other financial losses (gains)	1.1	(5.2)	n.m.
Income before income taxes	**191.9**	**232.8**	**(17.6%)**
Income taxes	(62.7)	(55.5)	13.0%
Income from continued operations	**129.1**	**177.3**	**(27.2%)**
Losses (income) attributable to minority interests	(28.8)	(10.9)	164.4%
Consolidated net income	**100.3**	**166.4**	**(39.7%)**

(1) Considering a Euro/Real average exchange rate of 2.4917 in 1Q10 and 3.0168 in 1Q09. (2) Wireline and domestic mobile operating revenues include the impact of the decline in regulated mobile termination rates (MTRs). At TMN, this impact amounted to Euro 2.3 million in 1Q10. Wireline revenues include the impact of the change in the recognition of contract penalties as from 3Q09. (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

Consolidated operating revenues

In 1Q10, consolidated operating revenues increased by 10.5% y.o.y to Euro 1,773 million, as a result of revenue growth in international operations, namely Vivo, MTC in Namibia and Dedic, PT's contact centre and outsourcing business in Brazil, which more than offset the performance of domestic businesses.

In 1Q10, revenues from domestic operations decreased by 3.6% y.o.y. The revenue performance of domestic operations was negatively impacted by lower equipment sales (Euro 8 million), lower MTRs (Euro 3 million), a change in the recognition of contract penalties in the wireline segment (Euro 4 million) and lower customer

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 4 / 47

01 Financial review | Consolidated Report | First Quarter 2010 5 / 47 revenues at TMN. Nevertheless the sequential performance of the wireline business improved when compared to 4Q09. In 1Q10, wireline operating revenues decreased by 0.8% y.o.y, from Euro 492 million to Euro 488 million. Adjusting for the change in revenue recognition referred to above, wireline revenues would have been flat y.o.y, underpinned by retail revenues and despite lower wholesale and data and corporate revenues. Retail revenues were broadly flat at Euro 244 million, in 1Q10. Adjusting for the change in the recognition of contract penalties, wireline retail revenues would have grown by 1.2% y.o.y, on the back of the continued strong performance of the Meotriple-play offer (voice, data and pay-TV), which continues to mitigate significantly fixed line net disconnections, which stood at 14 thousand in 1Q10 compared to 30 thousand in 1Q09 and 59 thousand in 1Q08. Moreover, net disconnections of traffic generating lines stood at 2 thousand in 1Q10, compared to 19 thousand in 1Q09, an improvement of almost 90% y.o.y. In the wireline, retail net additions reached 87 thousand in 1Q10, up by 22.4% y.o.y, driven by the success of PT’s Meotriple-play offer, which is allowing for deceleration of fixed line disconnections and gains in broadband market share. ADSL retail customers increased by 19.8% y.o.y in 1Q10, reaching 901 thousand customers. Broadband retail net additions reached 39 thousand in 1Q10, in line with the improving trend posted during 2009 (38 thousand average net adds per quarter). PT’s Meo offer continues to see strong demand in the market. Pay-TV net additions reached 65 thousand in 1Q10 and total pay-TV customers stood at 646 thousand, equivalent to 71.7% penetration of the ADSL retail customer base, up by 20.6pp y.o.y and by 4.3pp q.o.q. Retail RGU per access increased by 11.5% y.o.y in 1Q10 to 1.57. In 1Q10, TMN’s operating revenues decreased by Euro 24 million (-6.5% y.o.y) to Euro 346 million, mainly due to: (1) lower customer revenues (Euro 6 million), as a result of lower roaming-out revenues and lower prepaid revenues, reflecting the economic conditions and improving the sequential performance; (2) lower interconnection revenues (Euro 6 million), partially as a result of the negative impact of lower MTRs (Euro 2 million), and (3) lower equipment sales (Euro 7 million). Post-paid customer revenues increased by Euro 2 million, notwithstanding the adverse economic environment. Non-SMS data revenues continued to be an important source of growth, on the back of increasing penetration of smartphones and wireless data cards. Non-SMS data revenues increased by 10.0% y.o.y in 1Q10, now representing 63.4% of total data revenues. Data revenues reached 23.3% of service revenues, up by 0.8pp y.o.y. In 1Q10, Vivo’s operating revenues increased by 25.5% y.o.y in Euros and 3.7% y.o.y in Reais, improving the revenue trend seen in 4Q09, on the back of continued customer growth (18.2% increase y.o.y in the customer base) and data revenues growth. Other revenues, including intra-group eliminations, increased by 44.8% y.o.y in 1Q10, mainly due to the improved revenue performance of Dedic, PT’s contact centre and outsourcing business in Brazil, MTC, in Namibia, and Timor Telecom, which more than offset the revenue contraction at CVT in Cape Verde, primarily due to adverse regulatory and economic conditions.

01 Financial review

Revenues by region (1)			Euro million
	1Q10	1Q09	y.o.y
Domestic operations (2)	797.2	827.3	(3.6%)
Brazil (1)(3)	916.5	724.6	26.5%
Other and eliminations (4)	59.8	52.6	13.8%
Total operating revenues	**1,773.4**	**1,604.5**	**10.5%**

(1) Considering a Euro/Real average exchange rate of 2.4917 in 1Q10 and 3.0168 in 1Q09. (2) Domestic operations include the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro, PT Contact and PT Sales. (3) Includes mainly Vivo and Dedic, PT's contact centre business. (4) Includes fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

In 1Q10, the contribution from fully and proportionally consolidated international assets to operating revenues stood at 55.4%, up by 6.6pp y.o.y, and Brazil accounted for 51.7% of consolidated operating revenues, an increase of 6.6pp y.o.y.

Consolidated Operating Costs (excluding PRBs and depreciation and amortisation)

Consolidated operating costs, excluding post retirement benefit costs and depreciation and amortization, increased by 13.8% y.o.y to Euro 1,140 million in 1Q10, as compared to Euro 1,002 million in the same period of last year. Adjusting for the effects of lower MTRs and using a constant exchange rate, operating costs would have increased by 2.3% y.o.y in 1Q10 to Euro 1,025 million, primarily explained by higher contributions from: (1) the wireline business (Euro 16 million), due to higher customer care and support costs in connection with the continued growth of pay-TV customers, and also higher programming costs; (2) Vivo (Euro 14 million), as continued customer growth led to increases in both services rendered and direct costs; and (3) PT's call centre business in Brasil (Euro 7 million). These effects were partially offset by a reduction at TMN (Euro 19 million), as a result of strict cost control and strong focus on the profitability of operations.

Wages and salaries increased by 22.9% y.o.y in 1Q10 to Euro 199 million, primarily explained by higher contributions from: (1) Vivo, reflecting the impact of the appreciation of the Brazilian real and the insourcing of certain activities related to marketing and sales, that were previously outsourced; and (2) our call centre operation in Brazil, following the investments made in 1Q10 for the expansion of this business. Using a constant exchange rate, wages and salaries would have increased by 13.2% y.o.y to Euro 183 million in 1Q10. Wages and salaries accounted for 11.2% of consolidated operating revenues.

Direct costs increased by 24.0% y.o.y to Euro 324 million in 1Q10 and accounted for 18.3% of consolidated operating revenues. This growth is primarily explained by higher contributions from: (1) Vivo (Euro 59 million), reflecting the impact of the appreciation of the Real (Euro 33 million) and increases in interconnection costs and lease costs 3G related; and (2) the wireline business (Euro 2 million), with the increase in programming costs (Euro 10 million), related to the roll-out of the pay-TV service, being partially offset by lower interconnection costs, mainly related to lower MTRs.

Commercial costs increased by 5.5% y.o.y to Euro 277 million in 1Q10 and accounted for 15.6% of consolidated operating revenues. Using a constant exchange rate, in order to adjust for the impact of the appreciation of the Real, commercial costs would have decreased by 7.5% y.o.y in 1Q10 to Euro 243 million. This reduction was primarily explained by decreases at: (1) TMN (Euro 16 million), as a result of the continued focus on reducing the breadth of TMN's handset portfolio and increasing the number of exclusive handsets, lower sales and also lower subscriber acquisition and retention costs; and (2) Vivo (Euro 13 million), mainly

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 6 / 47

01 Financial review

due to the decline in the cost of products sold, which is explained by a reduction in sales and by the higher take-up of SIM card only offers, notwithstanding the increase of unitary commissions as a result of the significant growth in sales of modems and smartphones enabled with data plans.

Other operating costs, which mainly include support services, supplies and external services, indirect taxes and provisions, increased by 7.5% y.o.y to Euro 340 million in 1Q10, as compared to Euro 316 million in the same period of last year. Using a constant exchange rate, in order to adjust for the impact of the appreciation of the Real (Euro 33 million), other operating costs would have decreased by 3.2% y.o.y to Euro 306 million in 1Q10, primarily explained by a lower contribution from domestic operations, reflecting the halting of the redundancy programme in favour of insourcing, notwithstanding the increase in customer care and support costs related to the strong growth in pay-TV. Regarding Vivo and adjusting for the effect of the appreciation of the Brazilian Real, other operating costs remained stable, with the increase in spectrum fees, in line with the growth in customer base, being offset by the effects of cost control and insourcing of certain marketing and sales activities that were previously outsourced.

EBITDA

EBITDA increased by 5.1% y.o.y in 1Q10 to Euro 633 million, equivalent to a margin of 35.7%. EBITDA performance in the period was underpinned by growth at Vivo and other international assets, which was partially offset by the decrease in the domestic businesses, as a result of revenue decline at TMN, notwhistanding the strong cost control and efficiency improvement, and investment in the roll-out of triple-play offers.

EBITDA by business segment (1)(2)			Euro million
	1Q10	1Q09	y.o.y
Wireline	188.5	208.1	(9.4%)
Domestic mobile • TMN	164.1	169.7	(3.3%)
Brazilian mobile • Vivo (1)	256.3	203.6	25.8%
Other and eliminations	24.4	21.0	16.2%
EBITDA (2)	**633.4**	**602.6**	**5.1%**
EBITDA margin (%)	35.7	37.6	(1.8pp)
Domestic operations (3)	351.5	376.2	(6.6%)
Brazil (1)(4)	259.3	205.2	26.4%
Other (5)	22.6	21.1	6.7%

(1) Considering a Euro/Real average exchange rate of 2.4917 in 1Q10 and 3.0168 in 1Q09. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro, PT Contact and PT Sales. (4) Includes mainly Vivo and Dedic. (5) Includes only fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

Wireline EBITDA amounted to Euro 189 million in 1Q10, equivalent to a 38.6% margin. EBITDA margin continued to be impacted primarily by higher programming costs, customer acquisition costs and support service costs in connection with the roll-out of the triple play offers. In 1Q10, wages and salaries in the wireline segment declined by 1.3% y.o.y. As a result of the halting of the redundancy programme, the projected benefit obligations related to salaries payable to pre-retired and suspended employees fell by 2.6% y.o.y (Euro 21 million), and the corresponding cash outflow was 7.9% lower in the period (Euro 3 million).

In 1Q10, TMN's EBITDA decreased by 3.3% y.o.y to Euro 164 million, mainly as a result of lower customer revenues, notwithstanding the sequential improvement when compared to 4Q09. Due to a strong focus on cost cutting to increase efficiency, EBITDA margin reached 47.4%, an increase of 1.6pp compared to 1Q09.

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 7 / 47

01 Financial review | Consolidated Report | First Quarter 2010 8 / 47 In 1Q10, Vivo’s EBITDA increased by 25.8% y.o.y, underpinned by customer growth and by the appreciation of the Brazilian real. Vivo’s EBITDA, in reais, increased by 3.9% y.o.y in the period. Vivo’s EBITDA margin reached 29.0% in 1Q10, an improvement of 0.1pp compared to 1Q09, against a backdrop of strong customer growth. In 1Q10, net adds were up by 216.6% to 2,205 thousand, whilst the share of net adds in the quarter stood at 42.8%. Other EBITDA increased by 16.2% y.o.y to Euro 24 million in 1Q10, mainly as a result of the improved performance of MTC, in Namibia, and Dedic, PT’s contact centre and outsourcing business in Brazil. Fully and proportionally consolidated international assets contributed to 46.9% of PT’s consolidated EBITDA in 1Q10. Brazilian businesses accounted for 40.9% of EBITDA in the period. Fully consolidated African businesses accounted for 4.8% of EBITDA in the quarter. Net Income Post retirement benefit costs amounted to Euro 18 million in 1Q10, compared to Euro 22 million in 1Q09. The decline of 20.5% y.o.y is primarily due to: (1) the reduction of Euro 105 million in post retirement liabilities, that occurred during 2009, following the halting of the redundancy work force programme; (2) the increase in fair value of plan assets, from Euro 2,132 million to Euro 2,370 million, that occurred in 2009 as a result of the performance of the plan assets and the contributions to the pension fund, and (3) the reduction of the discount rate from 5.75% to 5.50%. Depreciation and amortisation costs increased by 15.8% y.o.y to Euro 378 million, reflecting higher contributions from: (1) Vivo, which accounted for 77.4% of the increase in D&A, mainly as a result of the appreciation of the Brazilian real, and (2) wireline in Portugal, as a result of the investments in the rollout of pay-TV service. In 1Q10, D&A included the depreciation of Vivo’s CDMA network, which is due to be fully depreciated by the end of 1H10. Curtailment costs amounted to Euro 5 million in 1Q10 as compared to Euro 2 million in 1Q09. The low level of curtailment costs in both 1Q10 and 1Q09 is explained by the decision to halt the curtailment programme, which is continuously reflected in both lower payments and lower present benefit obligations related to preretired and suspended employees. Net interest expenses, in 1Q10, were stable at Euro 73 million, notwithstanding the decrease in Vivo’s cost of debt, following restructuring of the debt related with the acquisition of 3G licenses that occurred during 2009. Consolidated cost of net debt was flat y.o.y at 5.2%. Equity in earnings of affiliates in 1Q10 amounted to Euro 39 million. In 1Q09, this caption included PT’s share in the earnings of Médi Télécom, which was disposed of in 4Q09. Adjusting for the contribution of Médi Télécom in 1Q09 and for the depreciation of the Kwanza against the Euro occurred between both periods, equity accounting in earnings of affiliated companies would have remained broadly flat at Euro 46 million. Net other financial losses, which include net foreign currency gains, net gains on financial assets and net other financial expenses, amounted to Euro 1 million in 1Q10, as compared to net gains of Euro 5 million in 1Q09. Net foreign currency gains, which are primarily related to the positive impact of the appreciation of the

01 Financial review

US Dollar against the Euro on net assets denominated in US Dollars, amounted to Euro 3 million in 1Q10 (net gains of Euro 6 million in 1Q09). Net gains on financial assets amounted to Euro 0.4 million in 1Q10, which compares to Euro 5 million in 1Q09. Other financial expenses, which include banking services, financial discounts and other financing costs, decreased to Euro 4 million in 1Q10 from Euro 7 million in the same period of last year.

Income taxes increased to Euro 63 million in 1Q10 from Euro 56 million in 1Q09, corresponding to an effective tax rate of 32.7% and 23.8%, respectively. The increase in the effective tax rate is primarily explained by certain gains recorded in 1Q09 related to the recognition of tax losses from previous periods (Euro 4 million) and the adjustment to the income taxe expense of the year 2008 (Euro 6 million).

Income attributable to minority interests increased by Euro 18 million to Euro 29 million in 1Q10, reflecting primarily the increase in minority interests from Vivo (Euro 8 million) and from the African businesses (Euro 11 million). The increase in minority interests from Vivo is basically related to the improvement in its earnings during the period and to the appreciation of the Brazilian Real, while the increase in minority interests from Africatel is primarily explained by a one-off gain amounting to Euro 14 million, that was recognised in 1Q09, related to the legal transfer of PT Ventures to Africatel.

Net income decreased by 39.7% y.o.y in 1Q10 to Euro 100 million, as compared to Euro 166 million in 1Q09, with the improvement in EBITDA being more than offset by higher depreciation and amortisation, income taxes and minority interests and by a reduction in equity in earnings of affiliates.

Capex

Capex increased by 2.3% y.o.y (Euro 5 million) in 1Q10 to Euro 229 million, equivalent to 12.9% of revenues, as a result of continued investments in future proof technologies, customer growth in the wireline business and in PT's call center operation in Brasil, which more than offset a capex reduction at Vivo and at TMN.

Wireline capex increased from Euro 101 million in 1Q09 to Euro 112 million in 1Q10, primarily as a result of the FTTH rollout, which is a future proof technology and allows for increased bandwidth for both residential and corporate customers, and investment in IPTV services namely in relation to customer growth. At the end of 1Q10, PT reached 1 million homes available or under construction with fibre to the home.

Capex by business segment (1)			Euro million
	1Q10	1Q09	y.o.y
Wireline	112.4	101.4	10.9%
Domestic mobile • TMN (2)	23.5	24.5	(4.3%)
Brazilian mobile • Vivo (1)	66.0	86.6	(23.8%)
Other	27.1	11.3	139.0%
Total capex	229.0	223.8	2.3%
Capex as % of revenues (%)	12.9	13.9	(1.0pp)

(1) Considering a Euro/Real average exchange rate of 2.4917 in 1Q10 and 3.0168 in 1Q09. (2) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

TMN's capex decreased by 4.3% y.o.y to Euro 23 million in 1Q10. The decrease in TMN's capex is primarily explained by the focus on cash-flow generation against a backdrop of high quality of the network and services offered to customers. In effect, in 1Q10, TMN was deemed by the Portuguese telecoms regulator, ANACOM,

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 9 / 47

01 Financial review | Consolidated Report | First Quarter 2010 10 / 47 as having the best 3G coverage in Portugal and the highest rate of voice and video 3G call termination in the urban centres. Capex at Vivo decreased by 23.8% y.o.y to Euro 66 million in 1Q10, notwithstanding the appreciation of the Brazilian Real. Vivo’s capex in reais decreased by 37.0% to R$329 million. Capex at Vivo was directed towards: (1) increasing network capacity to support the accelerated growth of voice traffic in the 2G network; (2) expanding coverage of 3G and 3.5G networks, and (3) improving network quality to continue to be the most reliable and best quality network in Brazil. Vivo’s 3G and 3.5G network covers 594 municipalities and more than 61% of Brazilian population. Additionally, Vivo continues to lead in overall quality metrics measured by the Brazilian telecoms regulator, Anatel. Capex at Vivo represented 7.5% of revenues, down 4.8pp when compared to 1Q09. In 1Q10, other capex increased to Euro 27 million, compared to Euro 11 million in 1Q09, primarily as a result of investments made in 1Q10 in the expansion of Dedic, PT’s contact centre and outsourcing operation in Brazil, including the construction of new sites. Cash Flow Operating cash flow amounted to Euro 66 million in 1Q10, compared to Euro 76 million in 1Q09, with the increase in working capital investment (Euro 33 million) more than offsetting the improvement in EBITDA minus CAPEX (Euro 26 million). The increase in working capital investment is mainly attributable to Vivo, resulting primarily from the increase in the annual payment of Fistel fees (Euro 30 million), which is paid for in the first quarter of the year, in line with the increase in Vivo’s customer base. This effect was partially offset by a reduction in working capital investment related to capex, as capex in 4Q09 was lower than in 4Q08, resulting in lower payments to fixed assets suppliers in 1Q10. Free cash flow was seasonally negative, amounting of Euro 57 million in 1Q10 as compared to negative Euro 92 million in the same period of last year, as PT typically has higher working capital investments and interests payment in the first quarter of the year, and higher dividend income in the second half. This improvement is primarily explained by: (1) reinbursement in 1Q10 of Euro 75 million, related to the excessive funding of the healthcare plan; (2) lower payments of salaries to pre-retired, suspended employees and other (Euro 3 million), and (3) lower interest payments in Portugal (Euro 8 million). These effects were partially offset by: (1) the reduction in operating cash flow described above, and (2) the increase in income taxes paid (Euro 23 million), primarily at Vivo, following the improvement in its earnings and appreciation of the Brazilian real.

01 Financial review

Free cash flow			Euro million
	1Q10	1Q09	y.o.y
EBITDA minus Capex	404.4	378.8	6.8%
Non-cash items	27.9	31.5	(11.6%)
Change in working capital	(366.5)	(333.8)	9.8%
Operating cash flow	**65.7**	**76.5**	**(14.1%)**
Interests	(120.1)	(127.7)	(6.0%)
Payments and contributions related to PRBs, net of reimbursements	68.5	(8.2)	n.m.
Payments to pre-retired, suspended employees and other	(35.6)	(38.6)	(7.9%)
Income taxes	(32.7)	(9.2)	254.1%
Dividends received	8.4	7.9	6.4%
Other cash movements	(11.3)	7.5	n.m.
Free cash flow	**(57.0)**	**(91.8)**	**37.9%**

Consolidated Net Debt

Consolidated net debt amounted to Euro 5,660 million as at 31 March 2010, compared to Euro 5,528 million as at 31 December 2009, an increase of Euro 132 million, reflecting primarily: (1) the negative free cash flow generated in the period (Euro 57 million); (2) the impact of the appreciation of the Brazilian Real (Euro 30 million), and (3) the consolidation of GPTI's net debt, which amounted to Euro 31 million.

Change in net debt		Euro million
	1Q10	1Q09
Net debt (initial balance)	5,528.0	5,571.3
Less: free cash flow	(57.0)	(91.8)
Changes in consolidation perimeter	30.8	0.0
Commitments related to fixed assets (1)	0.0	11.5
Other (2)	14.2	10.3
Net debt (final balance ex. translations effect)	5,630.0	5,684.8
Translation effect on foreign currency debt	29.7	55.8
Net debt (final balance)	5,659.8	5,740.6
Change in net debt	131.8	169.4
Change in net debt (%)	2.4%	3.0%

(1) In 1Q09, this caption was related to the commitments under the terms of TMN's UMTS licenses. **(2)** This caption includes mainly: (i) Euro 13 million related to dividends paid by PT's fully consolidated subsidiaries to minority shareholders (Euro 20 million in 1Q09), and (ii) in 1Q09, Euro 13 million related to the cash contribution of minority shareholders to a share capital increase at Vivo Participações.

As at 31 March 2010, total consolidated gross debt amounted to Euro 7,797 million, of which 89.8% was medium and long-term. As at the end of March 2010, 87.4% of total debt was denominated in Euros and 12.6% in Brazilian Reais. Vivo's debt is either Real-denominated or has been hedged into Reais. Also as at the end of 1Q10, 72.2% of gross debt and 99.4% of net debt was set at fixed rates.

The amount of cash available in PT's domestic operations plus the undrawn amount of PT's committed commercial paper lines and standby facilities totalled Euro 2,937 million at the end of March 2010, of which Euro 1,134 million was undrawn committed commercial paper and standby facilities.

In 1Q10, PT's average cost of debt was flat y.o.y at 5.2%. Excluding Brazil, PT's average cost of debt was 4.8% in 1Q10. As at 31 March 2010, PT's consolidated net debt had a maturity of 6.4 years, while the maturity

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 11 / 47

01 Financial review

of PT's net debt excluding Vivo was 6.5 years. The next bond maturity (Euro 1,300 million) is on 26 March 2012. In 1Q10, the net debt to EBITDA ratio was 2.2x and EBITDA cover stood at 8.7x.

Post Retirement Benefits Obligations

As at 31 March 2009, the projected post retirement benefits obligations (PBO) related to pensions and healthcare amounted to Euro 3,049 million and the market value of assets under management amounted to Euro 2,293 million. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 771 million and these are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, gross unfunded total obligations amounted to Euro 1,526 million. After-tax unfunded obligations amounted to Euro 1,122 million. PT's post retirement benefits plans for pensions and healthcare are closed to new participants.

Post retirement benefits obligations		Euro million
	31 March 2010	31 December 2009
Pensions obligations	2,714.0	2,710.2
Healthcare obligations	334.8	335.3
PBO of pension and healthcare obligations	**3,048.8**	**3,045.5**
Market value of funds (1)	(2,293.2)	(2,369.5)
Unfunded pensions and healthcare obligations	**755.6**	**675.9**
Salaries to suspended and pre-retired employees	770.7	791.4
Total gross unfunded obligation	**1,526.3**	**1,467.4**
After-tax unfunded obligations	**1,121.8**	**1,078.5**
Unrecognised prior years service gains	22.9	23.4
Accrued post retirement benefits	1,549.2	1,490.8

(1) The change in the market value of funds resulted mainly from the positive performance of assets under management amounting to Euro 31.8 million (equivalent to 1.4% in 1Q10), which was partially offset by the payments of pensions and supplements of Euro 34,7 million and the reimbursement of excess funding of the healthcare plan amounting to Euro 75 million.

Total gross unfunded obligations increased by Euro 59 million to Euro 1,526 million as at 31 March 2010, as a result of the reimbursement of Euro 75 million, related to the excessive funding of the healthcare plan, which more than offset the reduction of liabilities related to salaries payable to suspended and pre-retired employees (Euro 21 million), mainly due to the payments to suspended and pre-retired employees made during the quarter and to the halting of the redundancy programme.

Change in gross unfunded obligations		Euro million
	1Q10	1Q09
Gross unfunded obligations (initial balance)	1,467.4	1,809.9
Post retirement benefits costs (PRB)	18.3	22.9
Curtailment cost	5.2	1.8
Reimbursements (contributions) to pension funds (1)	68.5	(8.2)
Payments to pre-retired, suspended employees and other	(35.6)	(38.6)
Net actuarial (gains) losses (2)	2.5	73.0
Gross unfunded obligations (final balance)	1,526.3	1,860.8
After-tax unfunded obligations	1,121.8	1,367.7

(1) In 1Q10, this caption includes: (i) termination payments amounting to Euro 0.5 million; (ii) reimbursement related to the excessive funding of the healthcare plan amounting to Euro 5.7 million, (iii) payment of healthcare expenses amounting to Euro 5.7 million, and (iv) contributions to the pension funds of Euro 0.3 million. **(2)** In 1Q10, this caption relates primarily to the difference between the actual return on assets (Euro 31.8 million, equivalent to 1.4% in 1Q10), and the expected return on assets (6% on an annual basis).

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 12 / 47

01 Financial review

Post retirement benefits costs		Euro million
	1Q10	1Q09
Service cost	2.0	1.7
Interest cost (1)	50.5	54.1
Expected return on assets (2)	(34.2)	(32.9)
Sub-total	18.3	22.9
Amortisation of prior year service gains	(0.5)	(0.5)
Post retirement benefits costs	**17.8**	**22.4**

(1) The decrease in the interest cost is explained by the reduction of PBO occurred in 2009 and by the reduction of the discount rate from 5.75 to 5.50. (2) The increase in the expected return on assets is explained by the positive performance of plan assets occurred in 2009.

Equity

Equity excluding minority interests amounted to Euro 1,551 million as at 31 March 2010. The increase of Euro 234 million in 1Q10 is explained by: (1) the net income generated in the period of Euro 100 million, and (2) positive currency translation adjustments amounting to Euro 152 million, mainly related to the appreciation of the Real against the Euro.

Change in shareholders' equity (excluding minority interests)	Euro million
	1Q10
Equity before minority interests (initial balance)	**1,317.5**
Net income	100.3
Currency translation adjustments	152.1
Net actuarial gains (losses), net of taxes	(1.8)
Other	(16.8)
Equity before minority interests (final balance)	**1,551.3**
Change in equity before minority interests	**233.8**
Change in equity before minority interests (%)	**17.7%**

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to standalone financial statements of the Company prepared in accordance with the accounting principles applicable in Portugal (SNC – Sistema de Normalização Contabilística). As at 31 March 2010, distributable reserves amounted to Euro 718 million.

Consolidated Statement of Financial Position

As at 31 March 2010, the net exposure (assets minus liabilities) to Brazil amounted to Euro 3,288 million (7,905 Brazilian Reais). The assets denominated in Brazilian Reais in the balance sheet as at 31 March 2010 amounted to Euro 6,630 million (15,940 Brazilian Reais), equivalent to 41.9% of total assets.

The increase in total assets and liabilities in 1Q10 is due to the impact of the appreciation of the Real against the Euro and to certain loans obtained in 1Q10, which led to an increase in both gross debt and cash and cash equivalents.

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 13 / 47

01 Financial review | Consolidated Report | First Quarter 2010 14 / 47 (1) Considering a Euro/Real exchange rate of 2.4043 as at 31 March 2010 and 2.5113 as at 31 December 2009. (2) The reduction in accrued post retirement assets is related to the reimbursement of Euro 75 million of the excess funding computed as at 31 December 2009. Consolidated statement of financial position (1) Euro million 31 March 2010 31 December 2009 Cash and equivalents 2,137.0 1,518.0 Accounts receivable, net 1,676.0 1,538.4 Inventories, net 213.1 239.9 Financial investments 669.7 614.1 Intangible assets, net 4,133.4 4,046.7 Tangible assets, net 4,872.0 4,862.2 Accrued post retirement asset (2) 1.3 67.6 Other assets 836.6 783.7 Deferred tax assets and prepaid expenses 1,283.3 1,160.7 Total assets 15,822.6 14,831.2 Accounts payable 1,199.6 1,338.6 Gross debt 7,796.8 7,046.0 Accrued post retirement liability 1,550.5 1,558.3 Other liabilities 1,667.0 1,597.2 Deferred tax liabilities and deferred income 909.9 906.3 Total liabilities 13,123.8 12,446.4 Equity before minority interests 1,551.3 1,317.5 Minority interests 1,147.5 1,067.3 Total shareholders' equity 2,698.8 2,384.8 Total liabilities and shareholders' equity 15,822.6 14,831.2

02
Business performance

Domestic Operations

Revenues from domestic operations, which include wireline and TMN, decreased by 3.6% y.o.y in 1Q10 mainly as a result of lower revenues at TMN due to: (1) lower equipment sales (Euro 7 million), lower interconnection revenues (Euro 6 million), primarily driven by lower MTRs, and (3) lower customer revenues (Euro 6 million), as a result of the economic conditions, notwithstanding a sequential improvement in the trend observed in 4Q09. Revenues in the wireline segment declined by 0.8% y.o.y (Euro 4 million), as a result of the change in the recognition of contract penalties (Euro 4 million) and lower MTRs (Euro 1 million). Adjusting for the change in revenue recognition referred to above, wireline revenues would have been flat y.o.y, underpinned by retail revenues and despite lower wholesale and data and corporate revenues.

Domestic operations income statement (1)			Euro million
	1Q10	1Q09	y.o.y
Operating revenues	**797.2**	**827.3**	**(3.6%)**
Wireline	488.2	492.1	(0.8%)
Domestic mobile • TMN	345.9	370.1	(6.5%)
Other and eliminations	(36.9)	(34.8)	6.0%
EBITDA (2)	**351.5**	**376.2**	**(6.6%)**
Post retirement benefits	17.8	22.4	(20.5%)
Depreciation and amortisation	159.7	151.3	5.5%
Income from operations (3)	**174.0**	**202.4**	**(14.1%)**
EBITDA margin	44.1%	45.5%	(1.4pp)
Capex (4)	138.7	127.0	9.2%
Capex as % of revenues	17.4%	15.4%	2.0pp
EBITDA minus Capex	212.8	249.2	(14.6%)

(1) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro, PT Contact and PT Sales. **(2)** EBITDA = income from operations + post retirement benefits + depreciation and amortisation. **(3)** Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. **(4)** Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

EBITDA declined by 6.6% y.o.y in 1Q10 to Euro 351 million, equivalent to a margin of 44.1%. This performance was primarily explained by: (1) continued strong take-up in pay-TV, which resulted in higher programming and commercial costs; (2) increased customer care and support costs, due to the growth in pay-TV; (3) lower MTRs, and (4) the halting of the redundancy programme, in favour of insourcing, with positive impact in payments to pre-retired and suspended employees. Capex in the domestic business increased by 9.2% y.o.y to Euro 139 milllion. Domestic capex was primarily directed to: (1) the continued investments in pay-TV and in FTTH, future-proof technologies and services paving the way for future growth in wireline, and (2) investments in 3G and 3.5G networks in the domestic mobile business.

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 15 / 47

02 Business performance

Wireline

In 1Q10 retail net additions reached 89 thousand, up by 5.9% y.o.y, as a result of the significant growth of the pay-TV service, which accounted for 65 thousand net additions, bringing the total pay-TV customers to 646 thousand (up by 68.1% y.o.y). ADSL net additions in the quarter stood at 39 thousand, with ADSL customer base growing 19.8% y.o.y. The robust trend in ADSL continues to be driven by the continued and solid growth in pay-TV. Traffic generating lines declined only by 2 thousand, in 1Q10, relfecting the positive impact of the pay-TV offers in the evolution of line loss. In the quarter, net disconnections of voice lines were only 14 thousand, improving sequentially, including the 12 thousand net disconnections of carrier pre-selection lines. This performance marks a clear improvement in relation to the same period last year (-53.3%), which saw 30 thousand net disconnections, thus consolidating the improvement in key operational performance indicators seen in 2009. Pay-TV customer penetration stands at 24.7% of traffic-generating lines (+10.2pp y.o.y) and 71.7% of the ADSL customer base (+20.6pp y.o.y), a solid performance considering that the pay-TV service was launched, on a nationwide basis, only in April 2008.

Wireline operating data

	1Q10	1Q09	y.o.y
Main accesses ('000)	4,674	4,369	7.0%
Retail accesses	4,279	3,949	8.4%
PSTN/ISDN	2,732	2,813	(2.9%)
Traffic-generating lines	2,610	2,649	(1.5%)
Carrier pre-selection	122	163	(25.3%)
ADSL retail	901	752	19.8%
TV customers	646	384	68.1%
Wholesale accesses	395	420	(6.0%)
Unbundled local loops	278	301	(7.4%)
Wholesale line rental	64	69	(7.0%)
ADSL wholesale	53	50	4.2%
Net additions ('000)	87	71	22.4%
Retail accesses	89	84	5.9%
PSTN/ISDN	(14)	(30)	(53.3%)
Traffic-generating lines	(2)	(19)	(89.1%)
Carrier pre-selection	(12)	(11)	8.4%
ADSL retail	39	42	(8.5%)
TV customers	65	72	(10.2%)
Wholesale accesses	(3)	(14)	(80.3%)
Unbundled local loops	(2)	(4)	(53.7%)
Wholesale line rental	1	(7)	n.m.
ADSL wholesale	(1)	(2)	(46.4%)
Retail RGU per access (1)	1.57	1.40	11.5%
ARPU (Euro)	30.3	29.9	1.1%
Total traffic (million minutes)	2,724	2,846	(4.3%)
Retail traffic	1,166	1,213	(3.8%)
Wholesale traffic	1,557	1,634	(4.7%)
Employees	6,479	6,219	4.2%

(1) Retail accesses per PSTN/ISDN line.

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 16 / 47

02 Business performance | Consolidated Report | First Quarter 2010 17 / 47 The number of retail RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continued to increase with the rollout of the pay-TV offer and stood at 1.57 in 1Q10, as compared to 1.53 in 4Q09 and 1.40 in 1Q09. Competitors’ accesses, which include wholesale accesses and carrier pre-selection, fell by 15 thousand in 1Q10, reflecting a decrease in carrier pre-selection (-12 thousand) and unbundled local loop lines (-3 thousand). During the quarter, Meo deployed a new software version across all its IPTV set-top-boxes, bringing an improved user experience and more features to Meo customers. Following a close and careful analysis of TV usage patterns, Meo upgraded its design and user-interface to promote an even better, easier and more intuitive user-experience. In some of its most widely-used services, such as the PVR, Meo launched new functionalities. Adding to the Remote PVR and Series-link Recording, both exclusive features, Meo now also provides a Multiroom PVR experience. This upgrade was supported by a strong marketing campaign that focused on the new Meo experience and re-emphasised Meo's positioning as the most innovative pay-TV offer in the Portuguese market. As a result, Meo currently offers various features that significantly differentiate its offer, including: (1) real video-on-demand (VoD) with DVD-like features and a catalogue of more than 2,500 movies including high definition (“HD”); (2) catch-up TV; (3) electronic programming guide, redesigned during the quarter in order to further improve the user experience; (4) TV channel recording, which can be remotely programmed through the internet or through the mobile phone, allowing easy recording of series and now offering multiroom PVR for those customers with more than one set-top-box; (5) gaming, karaoke and several interactive applications and service areas; (6) access to personal photo folders, and (7) customised contents and features for children. Meo also reinforced in 1Q10 the Meo Photos functionality, in association with Sapo, PT’s well known and leading web portal in Portugal and in the Portuguese-speaking countries. This new functionality, available to ADSL and fibre customers, allows customers to upload their photos onto their Meo or Sapo areas and to watch them in slideshow in their TV sets or share these with friends. During the quarter Meo also launched a selection of new channels, the most relevant of those being FoxLife, on 1 January 2010, and Channel Q, in March 2010, the first interactive channel in Portugal, fully programmed in Portuguese, which represents another innovative experience that continues to contribute towards a new way of consuming TV content in the Portuguese market. The Channel Q was developed in cooperation with Sapo portal, where the channel’s web site is hosted. Meo provides access to a comprehensive content offering with more than 120 TV channels and over 2,500 VoD titles. The VoD offer, which includes blockbusters from five Hollywood studios is a key differentiating feature of the service as more than 50% of Meo’s IPTV customers have already used VoD on a paid basis (+5.2pp as compared to 1Q09), consuming on average 2.4 movies per month. In 1Q10, PT continued to market Movie Gift Voucher, launched during the Christmas period, now associated to the Valentine’s Day, on 14 February, and to the Easter season. During 1Q10, PT also launched Meo@PC, in beta version. This service gives online access to Meo’s pay-TV service through a PC, strengthening the mobility and convergence value proposition of the Meo service. Customers were invited to join a pilot trial of this service, anticipating final commercial launch planned for later this year.

02 Business performance

Meo marketing campaigns continue to enjoy the highest notoriety in the Portuguese pay-TV market. The campaign to market Meo's new user interface was launched with an innovative commercial ad in True 3D, marking MEO's take-off in 3D content trials. This advertisement was also broadcasted in the three main free-to-air channels having reached an audience share of 85.5%, above that of the initial adverting of Meo in 2008 that reached an audience share of 83%. In 1Q10, proved ad recall stood above 60% and spontaneous ad recall was above 40%, well ahead of any other competing brands in the sector. Additionally, in May 2010, Meo announced the live broadcast of the major tennis event in Portugal, Estoril Open, in True 3D. This is the first time an event is broadcasted in True 3D in Portugal and it is also the first time that an ATP event is broadcasted in True 3D.

In 1Q10, wireline operating revenues decreased by 0.8% y.o.y to Euro 488 million, mainly as a result of the change in the recognition of contract penalties (Euro 4 million) and lower MTRs (Euro 1 million). Adjusting for the change in revenue recognition referred to above, wireline revenues would have been flat y.o.y, underpinned by retail revenues and despite lower wholesale revenues (-4.7% y.o.y) and data and corporate revenues (-3.3% y.o.y), due to the economic environment. Retail revenues were broadly flat at Euro 244 million, in 1Q10, while adjusting for the change in the recognition of contract penalties, wireline retail revenues would have grown by 1.2% y.o.y, on the back of the continued strong performance of Meo triple-play offer (voice, data and pay-TV) and notwithstanding increased pricing pressure in the corporate and SME / SOHO segments, resulting from the economic conditions. Despite the continued pressure on the traditional voice business, revenues of pay-TV and retail ADSL have been increasing in line with the stated strategy of increasing market share in the residential market by offering attractive triple-play and double-play services.

Wireline income statement (1)			Euro million
	1Q10	1Q09	y.o.y
Operating revenues	**488.2**	**492.1**	**(0.8%)**
Retail	243.7	244.6	(0.4%)
Wholesale	119.6	125.6	(4.7%)
Data & corporate	77.3	79.9	(3.3%)
Other wireline revenues	47.6	42.0	13.4%
Operating costs, excluding D&A	299.6	283.9	5.5%
Wages and salaries	58.4	59.2	(1.3%)
Direct costs	106.5	104.9	1.6%
Commercial costs	28.0	25.5	9.9%
Other operating costs	106.7	94.4	13.0%
EBITDA (2)	**188.5**	**208.1**	**(9.4%)**
Post retirement benefits	17.8	22.4	(20.5%)
Depreciation and amortisation	105.9	97.4	8.7%
Income from operations (3)	**64.9**	**88.4**	**(26.6%)**
EBITDA margin	38.6%	42.3%	(3.7pp)
Capex	112.4	101.4	10.9%
Capex as % of revenues	23.0%	20.6%	2.4pp
EBITDA minus Capex	76.2	106.8	(28.7%)

(1) Includes intragroup transactions. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

The performance of retail revenues, adjusted for the change in the recognition of contract penalties referred to above (+1.2% y.o.y), was underpinned by the growth of 89 thousand in retail RGUs, namely pay-TV

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 18 / 47

02 Business performance | Consolidated Report | First Quarter 2010 19 / 47 customers (+65 thousand net additions in the quarter), high quality broadband customers (+39 thousand postpaid net adds) and resilience of traffic generating lines, which decreased only by 2 thousand in the quarter (the best performance observed since 1Q04). The growth in number of RGUs per customer contributed to the increase in retail ARPU of 1.1% y.o.y, which reached Euro 30.3. The performance of retail revenues, continued to benefit from the relentless implementation of the TV strategy, notwithstanding strong competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband, and against a backdrop of challenging economic conditions. Wholesale revenues decreased by 4.7% y.o.y in 1Q10 to Euro 120 million, primarily as a result of the decrease in: (1) traffic revenues (-9.0% y.o.y), which were negatively impacted by lower MTRs, and (2) leased lines revenues (-1.6% y.o.y). Revenues from data and corporate services decreased by 3.3% y.o.y in 1Q10 as a result of the decline in revenues from network management, outsourcing and IT (-3.9% y.o.y) and from VPN and leased lines (-3.4% y.o.y). This performance was primarily related to some lumpiness in relation to the execution of certain large contracts and pricing pressure. Other revenues increased by 13.4% y.o.y in 1Q10, notwithstanding the decline in directories, which decreased by 9.7% y.o.y. In 1Q10, EBITDA declined by 9.4% y.o.y and by 3.4% q.o.q (Euro 7 million), as a result of the continued efforts in the deployment of the pay-TV and triple-play offers. In the quarter, operating expenses grew by 5.5% y.o.y, primarily driven by the increase in other operating expenses (+13.0% y.o.y), namely customer care and support costs in connection with the continued growth of pay-TV customers. In 1Q10, wages and salaries decreased by 1.3% y.o.y to Euro 58 million as a result of strong focus on cost reduction and notwithstanding: (1) headcount migration from the domestic mobile due to the reorganisation of the domestic fixed and mobile business along customer segments, and (2) the decision to halt the redundancy programme and focus on insourcing of certain activities that were previously outsourced, thus further reducing cash costs associated to the wireline segment. Commercial costs, which increased by 9.9% y.o.y to Euro 28 million, reflect the increase in commissions and in marketing and publicity, which results from the continued efforts in the marketing of pay-TV and triple-play offers. Direct costs, which were flat q.o.q, decreased by 1.6% y.o.y to Euro 107 million due to a decline in cost of telecommunications (-10.1% y.o.y), primarily related with lower MTRs, and notwithstanding higher programming costs. In 1Q10, gross profit decreased by 0.5% y.o.y, as a result of the change in the recognition of contract penalties implemented as from the end of 1H09. Adjusting for this impact, gross profit would have grown by 0.5% y.o.y, showing a steady improvement. In effect, this was the best performance in the last twenty quarters, accelerating the trend seen in 3Q09 (-0.1% y.o.y) and in 4Q09 (+0.4% y.o.y) and thus confirming the success of Meo as the key driver for an effective turnaround in the wireline business. EBITDA margin stood at 38.6% in 1Q10. Capex increased from Euro 101 million in 1Q09 to Euro 112 million in 1Q10 (+10.9% y.o.y). Capex was directed mainly towards investments in: (1) the build out of FTTH network, a future-proof technology that allows for increased bandwidth for both residential and corporate customers, and (2) roll out of IPTV services, as a result of the growth in pay-TV customers, which account for approximately half of total wireline capex in the quarter. At the end of 1Q10, PT reached 1 million homes, available or under construction, with fibre to the home.

02 Business performance

Domestic Mobile

In 1Q10, TMN's total customers increased by 4.5% y.o.y to 7,264 thousand, with quarterly net additions of 11 thousand. Customer growth at TMN continued to be underpinned by high quality post-paid customers (+38 thousand net adds in the quarter), namely wireless broadband net additions. At the end of 1Q10, post-paid customers accounted for 31.3% of total customer base, up by 1.5pp y.o.y.

Domestic mobile operating data (1)

	1Q10	1Q09	y.o.y
Customers ('000)	7,264	6,948	4.5%
Net additions ('000)	11	15	(26.5%)
Total traffic (million minutes)	2,508	2,243	11.8%
MOU (minutes)	115	108	6.6%
ARPU (Euro)	14.7	16.1	(8.3%)
Customer	12.8	13.7	(6.7%)
Interconnection	1.7	2.1	(17.7%)
Data as % of service revenues (%)	23.3	22.7	0.5pp
SARC (Euro)	26.6	38.7	(31.2%)
Employees	1,000	1,116	(10.4%)

(1) Includes MVNO subscribers.

In 1Q10, TMN continued to invest significantly in the differentiation of its portfolio of handsets, introducing new touch-screen phones and smartphones, and in the improvement of the services offered, making available to its customers data and value added services and sophisticated applications and widgets. TMN launched the Sony Ericsson W205 Betty Boop, associated to the most well known fashion event in Portugal, Moda Lisboa. In April 2010, TMN launched a1, the first smartphone based on the Android operating system, which is backed by Google, using TMN's brand. This wide touch screen smartphone offers: (1) premium connectivity through 3.5G broadband access with downloads of up to 7.2Mbps and uploads of up to 5.6Mbps, Wi-Fi and Bluetooth; (2) Push Mail; (3), GPS with a life-time access to NDrive GPS software and maps of Portugal; (4) camera of 3.2 Mpx with video, autofocus and zoom; (5) MP3 player, and (6) 16GB memory card slot. The launch of this new own-label follows the successful launch, of tmn bluebelt I and bluebelt II and tmn silverbelt, smartphones with TMN's brand using the Windows Mobile platform and of the HTC Magic based in the Android platform. TMN smartphones continue to be positioned to allow a unique experience in mobile broadband and interactive services and content. The new a1 has a retail price of Euro 199.9 in PT's Bluestores and of Euro 179.9 in the online shop of TMN, thus bringing down the entry level of smartphones and contributing to expand further the smartphones segment.

Also as part of TMN's strategy of maintaining a leading and innovative edge in its services proposition, TMN and the web portal Sapo, launched a wide set of new widgets and applications. The current portfolio includes more than 1,500 applications and games, allowing easy access through the mobile phone to, for instance, real time generalist, economy and sports news, traffic information and employment opportunities. During 1Q10, TMN and Sapo launched a nationwide contest, the "Developers TMN", to promote the development of new widgets, which are then made available to TMN's customers.

In 1Q10, TMN also continued to invest in the differentiation, promotion and marketing of its services. In February, associated to the Valentine Day, TMN lauched an innovative marketing campaign allowing customers to send messages with personalised multimedia messages with videos and musics, and to

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 20 / 47

02 Business performance | Consolidated Report | First Quarter 2010 21 / 47 download or share ringtones, waiting rings and wallpapers. During Easter, TMN launched a promotional campaign aimed at increasing roaming usage, according to which TMN customers can do roaming calls with normal national tariffs with an additional call set-up fee of Euro 0.50. In the quarter, TMN launched new tariff plans and continued to strengthen the promotional efforts in the youth segment. Also in 1Q10, TMN launched, in partnership with the leading football clubs in Portugal, customised tariff plans, access to new applications and content associated with those clubs and customised handsets. TMN also continued to strengthen its mobile broadband offerings, increasing the speed and download capacity to its customers. Also in 1Q10, TMN launched a Car Control service, a security service that, in articulation with local authorities, allows customers to locate, block and recover their car in the event of being stolen. As a result of the continued investment in innovation and differentiation of the products and services offered, TMN’s market share of mobile phones sales, measured by GFK, stood at 48.9% in 1Q10, the best performance in the past 4 years. In the smartphone segment, TMN’s market share of handsets sold increased from 51.3% in 1Q09 to 58.4% in 1Q10. In the quarter, PT also launched a new customer care initiative, the selfcare, aimed at providing TMN’s customers with an easier and more agile access to an enlarged set of account and service informations. With this new functionality, customers can access information on their account balances, invoices and services subscribed. This new feature reinforces PT’s commitment to an outstanding customer experience, both in voice and data services. As a result of the investment in customer care: (1) the satisfaction of TMN’s customers in 2009 stood in line with the average for other European telecom companies; (2) the average cost per call to the customer support centre is within the top quartile, according to the European Telecom Call Center benchmark survey, and (3) the number of calls to the customer support centre per customer declined 27% y.o.y in voice services and 60% y.o.y in data services. Non-SMS and value added data services continued to contribute to top line growth, increasing by 10.0% in 1Q10 and accounting for 63.4% of total data revenues (+6.8pp y.o.y). This growth in non-SMS data continued to be driven by the steady performance of wireless broadband and increasing data usage, particularly of smartphones and other data-enabled phones. In the quarter, total data revenues accounted for 23.3% of service revenues, increasing by 0.8pp over the same period last year. TMN’s ARPU decreased by 8.3% y.o.y in 1Q10 to Euro 14.7, as a result of: (1) increased penetration of services in lower segments of the market; (2) economic conditions, and (3) declining MTRs. In effect, interconnection ARPU declined by 17.7% y.o.y. In 1Q10, total traffic increased by 11.8% y.o.y to 2,508 million minutes, showing a steady trend when compared with 4Q09 and accelerating when compared with previous quarters. This growth was mainly driven by outgoing traffic, which increased by 14.5%. Growth in customer base (+4.5%, EoP) coupled with an increased penetration of on-net flat-fee tariff plans underpinned traffic growth in the period, with MOU up by 6.6% y.o.y in the quarter, despite continued growth in data cards. In 1Q10, TMN’s operating revenues amounted to Euro 346 million, a decrease of 6.5% y.o.y (Euro 24 million), mainly due to: (1) the 23.4% y.o.y decline in equipment sales (Euro 7 million); (2) the Euro 6 million decline in customer revenues, and (3) the Euro 6 million decline in interconnection revenues, driven also by the negative impact of Euro 2 million as a result of lower MTRs. Service revenues decreased in the quarter by 3.8% y.o.y (- Euro 13 million) due to: (1) the decrease in interconnection revenues (-13.6% y.o.y), as referred to above; (2) a 2.0% decline in customer revenues, against a backdrop of adverse economic conditions, notwithstanding the sequential improvement in this trend, and (3) the decline in roamers revenues of 18.7% y.o.y.

02 Business performance

In 1Q10, customer revenues improved the trend shown in 4Q09 and declined by 2.0% y.o.y to Euro 279 million (- Euro 6 million), primarily due to: (1) the decline in roaming-out revenues (- Euro 2 million) as a result of the adverse economic conditions affecting the corporate and SME/SOHO segments, and (2) the decline in national traffic revenues (- Euro 4 million) due to economic and competitive pressures in voice services and despite continued customer growth. Interconnection revenues declined by 13.6% y.o.y in 1Q10 to Euro 37 million (- Euro 6 million), as a result of the decline in MTRs from Euro 7.0 cents per minute in 1Q09 to Euro 6.5 cents in 1Q10. TMN has fully implemented the glide path imposed by the Regulator as from 1 April 2009. Equipment sales declined by 23.4% y.o.y (- Euro 7 million) primarily due to lower handset prices and lower volumes.

Domestic mobile income statement (1)			Euro million
	1Q10	1Q09	y.o.y
Operating revenues	**345.9**	**370.1**	**(6.5%)**
Services rendered	320.7	333.4	(3.8%)
Customer	279.2	285.0	(2.0%)
Interconnection	37.3	43.2	(13.6%)
Roamers	4.2	5.2	(18.7%)
Sales	22.9	29.9	(23.4%)
Other operating revenues	2.2	6.7	(66.6%)
Operating costs, excluding D&A	**181.8**	**200.3**	**(9.2%)**
Wages and salaries	11.9	12.8	(7.6%)
Direct costs	61.8	63.2	(2.2%)
Commercial costs	46.3	62.4	(25.9%)
Other operating costs	61.8	61.8	(0.0%)
EBITDA (2)	**164.1**	**169.7**	**(3.3%)**
Depreciation and amortisation	51.4	50.9	1.0%
Income from operations (3)	**112.7**	**118.8**	**(5.2%)**
EBITDA margin	47.4%	45.9%	1.6pp
Capex (4)	23.5	24.5	(4.3%)
Capex as % of revenues	6.8%	6.6%	0.2pp
EBITDA minus Capex	140.6	145.2	(3.2%)

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

EBITDA decreased by 3.3% y.o.y to Euro 164 million in 1Q10. EBITDA margin stood at 47.4% in 1Q10, increasing by 1.6pp when compared to 45.4% in 1Q09, as a result of strict cost control and strong focus on the profitability of operations. Operating expenses, excluding D&A, decreased by 9.2% y.o.y in 1Q10 to Euro 182 million, on the back of cost discipline: (1) wages and salaries decreased by 7.6% y.o.y in 1Q10, reflecting efficiency gains as a result of the reorganisation of PT's domestic businesses along customer segments and fixed-mobile integration; (2) other operating expenses were flat in 1Q10 at Euro 62 million, reflecting the 7.2% y.o.y decline in customer support costs, notwithstanding the increased penetration of data services, and (3) commercial costs declined by 25.9% y.o.y to Euro 46 million, as a result of the continued focus on reducing the breadth of TMN's handset portfolio and increasing the number of exclusive handsets and also lower SARC. Unitary SARC, which includes marketing, handset subsidies and commissions, declined by 31.2% y.o.y in 1Q10. Direct costs, which mainly include costs of telecommunications, declined by 2.2% y.o.y to Euro 62 million mainly due to declining termination rates and despite higher costs associated to the provision of data services.

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 22 / 47

02 Business performance

Capex decreased by 4.3% y.o.y in 1Q10 to Euro 23 million, representing 6.8% of revenues. Capex continued to be directed primarily towards expanding network capacity and coverage, as a result of increased voice and data usage, and improving mobile voice and data services to customers. Approximately 70% of network capex is being directed towards 3G and 3.5G networks. EBITDA minus capex at TMN stood at Euro 141 million in 1Q10. The decrease in TMN's capex is primarily explained by the focus on cash-flow generation against the backdrop of the high quality of the network and services offered to customers. In effect, in 1Q10, TMN was deemed by the Portuguese telecoms regulator, ANACOM, as having the best 3G coverage in Portugal and the highest rate of voice and video 3G call termination in the urban centres.

International Businesses

Brazilian Mobile

In 1Q10, Vivo's customer base increased by 18.2% y.o.y to 53,949 thousand. GSM, 3G and 3.5G technologies accounted for 46,800 thousand customers as at the end of March 2010, equivalent to 86.7% of total customers (+13.7pp y.o.y). Quartely net additions reached 2,205 thousand, equivalent to a growth of 216.6% y.o.y. The solid increase in net additions allowed Vivo to reach a 42.8% market share of net adds in the quarter, well ahead of any competitor, thus reinforcing its leadership, for the third consecutive quarter. Vivo's market share as at 31 March 2010 thus reached 30.1%, up by 0.4pp in the quarter. Additionally, Vivo also reinforced its leadership in the post-paid segment, with post-paid customers growing by 19.5% y.o.y. Vivo's share of net adds in the post-paid segment reached 71.5% in 1Q10, while market share stood at 33.5% (+2.4pp y.o.y). The performance of Vivo in 1Q10 was primarily due to: (1) the attractiviness of Vivo's offers in the pre-paid segment, namely Vivo "Recarregue e Ganhe"; (2) the high acceptance level associated with the post-paid plans Vivo Você, launched in November 2009; (3) the success of Vivo's loyalty campaigns; (4) the marketing efforts and quality of mobile broadband offers, and (5) the depth and breadth of Vivo's portfolio of handsets and smartphones. As a result of its quality and balanced offer, Vivo continues to be the operator that gained more customers from number portability since it was implemented in Brazil, particularly in the post-paid and corporate segments.

Brazilian mobile operating data (1)

	1Q10	1Q09	y.o.y
Customers ('000)	53,949	45,641	18.2%
Market share (%)	30.1	29.7	0.4pp
Net additions ('000)	2,205	696	216.6%
Total traffic (million minutes)	18,399	10,427	76.5%
MOU (minutes)	116	77	51.7%
ARPU (R$)	24.8	27.3	(9.0%)
Customer	15.4	16.2	(4.8%)
Interconnection	9.2	10.8	(15.1%)
Data as % of service revenues (%)	17.5	12.2	5.3pp
SARC (R$)	66.0	108.8	(39.3%)
Employees	12,656	8,234	53.7%

(1) Operating data calculated using IFRS. 1Q09 was restated for comparison purposes.

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 23 / 47

02 Business performance | Consolidated Report | First Quarter 2010 24 / 47 In 1Q10, Vivo continued to allocate significant efforts and resources to the coverage, capacity and quality of its network. Since February 2008, Vivo is consistently, according to Anatel, the operator with the best quality of service in the market. In 1Q10, Vivo continued to expand the coverage of its 3G and 3.5G network and already covers 594 municipalities, an additional 15 municipalities covered in 1Q10, and 61% of the Brazilian population. The coverage, capacity and quality of Vivo’s 3G and 3.5G network and the marketing efforts around mobile broadband continued to underpin growth of data customers. As a result, customers with 3G data plans, using smartphones or wireless broadband data cards, grew by 149% y.o.y, with Vivo’s estimated market share of this segment standing at 41% at the end of March 2010. Total minutes carried by Vivo increased by 76.5% y.o.y in 1Q10, as a result of the success of recent marketing campaigns focused on stimulating usage. Against a backdrop of strong usage growth, incoming traffic increased by only 2.4% y.o.y, as a result of accelerated fixed to mobile migration. Vivo’s blended MOU has increased by 51.7% y.o.y in 1Q10 reaching 116 minutes, underpinned by outgoing MOU (+90.6% y.o.y). Vivo’s blended ARPU reached R$ 24.8 in 1Q10, a decrease of 9.0% y.o.y, as a result of customer growth, higher penetration of mobile services in lower income segments and campaigns aimed at stimulating usage. Customer ARPU declined by 4.8% y.o.y to R$ 15.4 due to promotions and bonuses offered against a backdrop of intense competition and multiple SIM card penetration. Interconnection ARPU declined by 15.1% y.o.y as a result of fixed to mobile migration. ARPU was positively impacted by data ARPU growth, which was driven by connectivity and data applications. Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, increased by 3.7% y.o.y in 1Q10 to R$ 4,402 million, as a result of growth in service revenues (+5.7% y.o.y) underpinned by strong growth in data services, driven primarily by wireless broadband. Data revenues increased by 51.7% y.o.y in 1Q10 and already account for 17.5% (+5.3pp y.o.y) of service revenues. The growth drivers of data services were: (1) wireless broadband connectivity, due to strong customer growth as referred to above; (2) the increase in the usage of person-to-person SMS/MMS, as a result of higher penetration and usage of messaging services in the pre-paid segments, and (3) new data pricing plans designed to increase customer loyalty, in particular, revenues from mobile broadband grew by 119.8% y.o.y in 1Q10. Service revenues were negatively impacted by the deceleration in interconnection revenues due to promotions focusing on on-net traffic campaigns, which in turn led to a reduction in incoming traffic and substitution of fixed-to-mobile traffic, and by lower voice revenues due to competitive promotions. Equipment sales declined by 10.5% y.o.y in 1Q10 to R$ 304 million as a result of an increased focus on SIM Card only offers.

02 Business performance

Brazilian mobile income statement [1]			R$ million
	1Q10	1Q09	y.o.y
Operating revenues	**4,402.2**	**4,245.8**	**3.7%**
Services rendered	4,003.6	3,788.5	5.7%
Sales	303.9	339.6	(10.5%)
Other operating revenues	94.7	117.7	(19.5%)
Operating costs, excluding D&A	**3,125.1**	**3,017.1**	**3.6%**
Wages and salaries	246.3	213.8	15.2%
Direct costs	950.7	797.9	19.2%
Commercial costs	962.4	1,040.2	(7.5%)
Other operating costs	965.6	965.3	0.0%
EBITDA [2]	**1,277.1**	**1,228.7**	**3.9%**
Depreciation and amortisation	1,023.4	998.0	2.5%
Income from operations [3]	**253.7**	**230.7**	**10.0%**
EBITDA margin	29.0%	28.9%	0.1pp
Capex	328.8	522.2	(37.0%)
Capex as % of revenues	7.5%	12.3%	(4.8pp)
EBITDA minus Capex	948.3	706.5	34.2%

(1) Information prepared in accordance with IFRS. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

EBITDA increased by 3.9% y.o.y to R$ 1,277 million in 1Q10 on the back of service revenue growth and cost control and notwithstanding the significant increase in net adds in the quarter (+216.6% y.o.y), which allowed for a strong market share of net adds in the quarter. Commercial costs decreased by 7.5% y.o.y, while unitary SARC, which includes marketing, handset subsidies and commissions, decreased by 39.3% y.o.y in 1Q10. This performance of commercial costs is explained by the decline in the cost of products sold due to higher take-up of SIM card only offers and despite the increase of unitary commissions as a result of the significant growth in sales of modems and smartphones enabled with data plans. Wages and salaries increased by 15.2% as a result of the insourcing of certain activities related with marketing and sales, namely stores, that were previously outsourced. Against a backdrop of intensive competition, aggressive campaigns and high customer growth and despite pressure on ARPU, Vivo showed good cost control and EBITDA margin in 1Q10 was 29.0%.

Capex decreased by 37.0% y.o.y to R$ 329 million in 1Q10 and was primarily directed towards: (1) increasing network capacity to support the accelerated growth of voice traffic in the 2G network; (2) expanding coverage of 3G and 3.5G networks; (3) improving network quality to continue to be the most reliable and best quality network in Brazil, and (4) investments in customer care and IT systems. At the end of March, the 3G network covered 594 municipalities, reaching more than 61% of total Brazilian population.

Other International Assets

In 1Q10, international assets excluding Vivo, on a pro-forma basis, increased their proportional revenues by 7.4% to Euro 129 million, while EBITDA decreased by 6.3% to Euro 51 million, primarily due to the devaluation of the Angolan Kwanza.

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 25 / 47

02 Business performance

Proportional income statement of other international assets (1)			Euro million
	1Q10	1Q09	y.o.y
Operating revenues	**128.7**	**119.8**	**7.4%**
EBITDA (2)	**50.7**	**54.2**	**(6.3%)**
Depreciation and amortisation	12.6	10.1	24.8%
Income from operations (3)	**38.2**	**44.1**	**(13.4%)**
EBITDA margin	39.4%	45.2%	(5.8pp)

(1) Proforma consolidation of international assets using the percentage of ownership held by PT. Excludes investments in Vivo. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Highlights of main assets in Africa and Asia (2009) (1)	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Eur	EBITDA Eur
								thousand (customers), million (financials)	
Unitel, Angola (2) (4)	25.00%	6,061	353	(2.6%)	217	(8.0%)	61.6%	255	157
MTC, Namibia (3) (4)	34.00%	1,398	344	(0.4%)	185	6.4%	53.6%	33	18
CVT, Cape Verde (3) (4)	40.00%	386	1,852	(6.2%)	1,056	(15.2%)	57.0%	17	10
CTM, Macao (2)	28.00%	831	648	14.9%	286	2.9%	44.2%	59	26
CST, S.Tomé & Principe (3) (4)	51.00%	93	71,283	18.4%	19,503	5.0%	27.4%	3	1
Timor Telecom, East Timor (3)	41.12%	389	13	16.8%	7	2.1%	54.9%	9	5

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 1Q10, Unitel's revenues and EBITDA, in Angolan Kwanza, increased by 17.8% and by 9.3%, respectively, and decreased by 2.6% and 8.0% y.o.y, to USD 353 million and USD 217 million, respectively, as a result of the 20% devaluation of Angolan Kwanza against the USD. Customer base reached 6,061 thousand as at 31 March 2010, an increase of 22.3% over the same period of last year, with net additions of 361 thousand in 1Q10. In March, Unitel launched an institutional campaign celebrating the achievement of surpassing 6 million customers. In 1Q10, ARPU decreased by 4.7% in local currency, against a backdrop of strong customer growth. ARPU totalled USD 19.3.

In 1Q10, MTC's revenues were flat at NAD 344 million, while EBITDA increased by 6.4% y.o.y. Revenue performance was achieved against a backdrop of significant decline in MTRs and strong traffic stimulation campaigns. In 1Q10, EBITDA margin increased by 3.4pp to 53.6%. Total customer base reached 1,398 thousand as at the 31 March 2010, an increase of 22.6% over the same period of last year, with net additions reaching 35 thousand in the quarter. Post-paid customers increased by 11.5% y.o.y, equivalent to 7.0% of total customer base. In 1Q10, MTC focused its commercial and marketing activity in initiatives to promote usage and in mobile broadband. ARPU totalled NAD 79.2, a decrease of 21.4% y.o.y, as a result of customer growth and decline in MTRs.

In 1Q10, CVT's revenues and EBITDA decreased by 6.2% y.o.y and by 15.2% y.o.y to CVE 1,852 million and CVE 1,056 million, respectively. EBITDA margin reached 57.0% in 1Q10. Revenue performance was negatively impacted by lower roaming revenues and lower mobile outgoing revenues, as well as adverse regulatory impacts in the wireline business. Mobile customers increased by 9.9% to 301 thousand. Mobile MOU reached 78 minutes and ARPU totalled CVE 1,090, declining 24.1% y.o.y. In 1Q10, CVT launched an institutional campaign celebrating the achievement of surpassing 300 thousand mobile customers.

CTM's revenues and EBITDA increased by 14.9% y.o.y and by 2.9% y.o.y to MOP 648 million and MOP 286 million, respectively. EBITDA margin stood at 44.2%. Revenue growth was achived against a backdrop of a

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 26 / 47

02 Business performance | Consolidated Report | First Quarter 2010 27 / 47 positive evolution of the economy of Macao, which led to an increase in the number of visitors in the quarter. In the mobile division, customers increased by 8.0% y.o.y reaching 523 thousand as at 31 March 2010. In 1Q10, CTM’s mobile ARPU decreased by 2.9% to MOP 106.9, as a result of customer growth in the period. In 1Q10, CST’s revenues and EBITDA increased by 18.4% y.o.y and by 5.0% y.o.y, to STD 71,282 million and STD 19.503 million, respectively. EBITDA margin stood at 27.4%. In the mobile division, CST reached 85 thousand customers as at 31 March 2010, an increase of 56.2% y.o.y. Mobile MOU decreased by 21.6% y.o.y to 38 minutes, as a result of growth in customer base, while mobile ARPU totalled STD 173 thousand in 1Q10, a decrease of 20.6% over the same period of last year. In 1Q10, Timor Telecom’s revenues and EBITDA increased by 16.8% y.o.y and by 2.1% y.o.y, to USD 12.9 million and USD 7.1 million, respectively, mainly as a result of the strong increase in the number of mobile customers. EBITDA margin stood at 54.9%. Timor Telecom’s mobile net additions reached 34 thousand, bringing the total mobile customer base to 385 thousand as at 31 March 2010, an increase of 181.8% y.o.y. Customer growth was achived against a backdrop of expanding coverage. Mobile MOU decreased by 44.3% y.o.y to 46 minutes, while mobile ARPU stood at USD 10.3 (-56.1% Y.O.Y) as a result of the strong customer growth in the period. In 1Q10, Timor Telecom launched 3G services and relaunched its commercial brand.

Consolidated financial statements | Consolidated Report | First Quarter 2010 28 / 47

| Consolidated Report | First Quarter 2010 29 / 47 Euro Notes 1Q10 1Q09 REVENUES Services rendered 1,645,728,563 1,478,154,580 Sales 92,436,325 94,977,229 Other revenues 35,264,269 31,358,218 5 1,773,429,157 1,604,490,027 COSTS, LOSSES AND (INCOME) Wages and salaries 198,646,557 161,588,119 Direct costs 324,158,368 261,342,143 Commercial costs 277,009,507 262,542,359 Supplies and external services 237,706,741 229,321,920 Indirect taxes 74,689,637 55,630,561 Provisions and adjustments 27,850,691 31,513,883 Depreciation and amortisation 11 377,777,386 326,171,202 Net post retirement benefits costs 6 17,822,567 22,405,000 Curtailment costs, net 6 5,178,162 1,845,049 Losses on disposal of fixed assets, net 26,094 495,891 Other costs, net 5,516,525 393,868 1,546,382,235 1,353,249,995 Income before financial results and taxes 5 227,046,922 251,240,032 FINANCIAL LOSSES AND (GAINS) Net interest expense 5 and 7 72,841,428 72,356,930 Equity in earnings of associated companies, net 5 (38,764,596) (48,689,508) Net other financial losses (gains) 5 and 8 1,077,111 (5,237,303) 35,153,943 18,430,119 Income before taxes 191,892,979 232,809,913 Income taxes 5 and 9 62,746,461 55,508,719 NET INCOME 129,146,518 177,301,194 Attributable to minority interests 28,830,770 10,903,215 Attributable to equity holders of the parent 10 100,315,748 166,397,979 Earnings per share Basic 10 0.11 0.19 Diluted 10 0.11 0.18 The accompanying notes form an integral part of these financial statements. PORTUGAL TELECOM, SGPS, SA CONSOLIDATED INCOME STATEMENT FOR THE THREE MONTH PERIODS ENDED 31 MARCH 2010 AND 2009

| Consolidated Report | First Quarter 2010 30 / 47 Euro Notes 1Q10 1Q09 Income and expenses recognised directly in shareholders' equity Foreign currency translation adjustments (i) 204,882,473 228,452,979 Post retirement benefits Net actuarial losses 6 (2,450,887) (73,012,436) Tax effect 9 649,485 19,348,296 Financial instruments Hedge accounting Change in fair value (3,003,701) (423,128) Transferred to profit and loss 958,309 147,054 Tax effect 542,029 73,160 Other gains (expenses) recognised directly in shareholders' equity, net 516,318 (699,491) 202,094,026 173,886,434 Income recognised in the income statement 129,146,518 177,301,194 Total income recognised 331,240,544 351,187,628 Attributable to minority interests 82,343,747 66,555,364 Attributable to equity holders of the parent 248,896,797 284,632,264 (i) Gains recorded in the three month periods ended 31 March 2010 and 2009 are primarily related to the appreciation of the Real against the Euro. The accompanying notes form an integral part of these financial statements. PORTUGAL TELECOM, SGPS, SA CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE MONTH PERIODS ENDED 31 MARCH 2010 AND 2009

| Consolidated Report | First Quarter 2010 31 / 47 Euro Notes 31 Mar 2010 31 Dec 2009 ASSETS Current Assets Cash and cash equivalents 2,121,744,600 1,449,516,549 Short-term investments 15,285,317 26,867,252 Accounts receivable 1,663,650,187 1,568,572,068 Inventories 213,142,706 239,877,325 Taxes receivable 261,765,059 254,765,524 Prepaid expenses 238,437,161 137,262,528 Other current assets 30,165,860 22,191,369 Total current assets 4,544,190,890 3,699,052,615 Non-Current Assets Taxes receivable 194,844,803 196,429,460 Financial investments 669,745,288 614,095,973 Intangible assets 11 4,133,374,830 4,046,670,219 Tangible assets 11 4,871,965,475 4,862,214,772 Post retirement benefits 6 1,330,598 67,588,596 Deferred taxes 9 1,039,590,764 1,019,511,128 Other non-current assets 367,522,033 325,643,568 Total non-current assets 11,278,373,791 11,132,153,716 Total assets 15,822,564,681 14,831,206,331 LIABILITIES Current Liabilities Short-term debt 12 795,591,791 494,531,900 Accounts payable 1,196,614,855 1,335,127,377 Accrued expenses 620,509,856 636,891,386 Deferred income 395,527,458 417,777,933 Taxes payable 329,154,915 293,891,365 Provisions 80,820,618 77,815,865 Other current liabilities 155,030,180 142,370,844 Total current liabilities 3,573,249,673 3,398,406,670 Non-Current Liabilities Medium and long-term debt 12 7,001,229,557 6,551,516,128 Taxes payable 67,034,400 59,217,420 Provisions 109,730,798 102,629,790 Post retirement benefits 6 1,550,485,685 1,558,341,521 Deferred taxes 9 514,002,540 482,219,973 Other non-current liabilities 308,038,203 294,105,452 Total non-current liabilities 9,550,521,183 9,048,030,284 Total liabilities 13,123,770,856 12,446,436,954 SHAREHOLDERS' EQUITY Share capital 26,895,375 26,895,375 Treasury shares (178,071,827) (178,071,827) Legal reserve 6,773,139 6,773,139 Reserve for treasury shares 6,970,320 6,970,320 Revaluation reserve 710,785,421 722,108,135 Other reserves and accumulated earnings 977,908,949 732,832,980 Equity excluding minority interests 1,551,261,377 1,317,508,122 Minority interests 1,147,532,448 1,067,261,255 Total equity 2,698,793,825 2,384,769,377 Total liabilities and shareholders' equity 15,822,564,681 14,831,206,331 The accompanying notes form an integral part of these financial statements. CONSOLIDATED STATEMENT OF FINANCIAL POSITION 31 MARCH 2010 AND 31 DECEMBER 2009 PORTUGAL TELECOM, SGPS, SA

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE THREE MONTH PERIODS ENDED 31 MARCH 2009 AND 2010

Euro

	Share capital	Treasury shares	Legal reserve	Reserve for treasury shares	Revaluation reserve	Other reserves and accumulated earnings	Equity excluding minority interests	Minority interests	Total equity
Balance as at 31 December 2008	**26,895,375**	**(178,071,827)**	**6,773,139**	**6,970,320**	**790,686,788**	**(421,227,368)**	**232,026,427**	**964,210,395**	**1,196,236,822**
Dividends (Note 10)	-	-	-	-	-	(503,626,688)	(503,626,688)	(41,622,835)	(545,249,523)
Acquisitions, disposals and share capital increases	-	-	-	-	-	-	-	12,045,978	12,045,978
Income recognized directly in equity	-	-	-	-	(11,370,516)	129,604,801	118,234,285	55,652,149	173,886,434
Income recognized in the income statement	-	-	-	-	-	166,397,979	166,397,979	10,903,215	177,301,194
Balance as at 31 March 2009	**26,895,375**	**(178,071,827)**	**6,773,139**	**6,970,320**	**779,316,272**	**(628,851,276)**	**13,032,003**	**1,001,188,902**	**1,014,220,905**

Euro

	Share capital	Treasury shares	Legal reserve	Reserve for treasury shares	Revaluation reserve	Other reserves and accumulated earnings	Equity excluding minority interests	Minority interests	Total equity
Balance as at 31 December 2009	**26,895,375**	**(178,071,827)**	**6,773,139**	**6,970,320**	**722,108,135**	**732,832,980**	**1,317,508,122**	**1,067,261,255**	**2,384,769,377**
Dividends	-	-	-	-	-	-	-	(10,738,920)	(10,738,920)
Acquisitions, disposals and share capital increases (Note 2)	-	-	-	-	-	-	-	8,666,366	8,666,366
Tax effect on equity component of exchangeable bonds (Note 9)	-	-	-	-	-	(15,143,542)	(15,143,542)		(15,143,542)
Income recognized directly in equity	-	-	-	-	(11,322,714)	159,903,763	148,581,049	53,512,977	202,094,026
Income recognized in the income statement	-	-	-	-	-	100,315,748	100,315,748	28,830,770	129,146,518
Balance as at 31 March 2010	**26,895,375**	**(178,071,827)**	**6,773,139**	**6,970,320**	**710,785,421**	**977,908,949**	**1,551,261,377**	**1,147,532,448**	**2,698,793,825**

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 32 / 47

PORTUGAL TELECOM SGPS, SA

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED 31 MARCH 2010 AND 2009

	Notes	1Q10	Euro 1Q09
OPERATING ACTIVITIES			
Collections from clients		1,962,456,646	1,842,990,693
Payments to suppliers		(1,142,915,619)	(1,110,413,673)
Payments to employees		(193,908,857)	(155,413,127)
Payments relating to income taxes	13.a	(32,730,604)	(9,200,469)
Payments relating to post retirement benefits	6	32,950,546	(46,782,621)
Payments relating to indirect taxes and other	13.b	(243,961,255)	(148,401,772)
Cash flow from operating activities (1)		**381,890,857**	**372,779,031**
INVESTING ACTIVITIES			
Cash receipts resulting from:			
Short-term financial applications		13,315,579	6,315,381
Financial investments		1,246,811	150,352
Tangible and intangible assets		6,651,267	1,197,949
Interest and related income		9,166,136	53,194,788
Dividends	13.c	52,434,554	68,249,343
Other investing activities		233,617	1,110,235
		83,047,964	**130,218,048**
Payments resulting from:			
Short-term financial applications		(1,733,644)	(3,800,868)
Financial investments		(110,000)	(423,106)
Tangible and intangible assets		(332,182,253)	(384,235,978)
Other investing activities		(398,530)	(3,701,453)
		(334,424,427)	**(392,161,405)**
Cash flow from investing activities (2)		**(251,376,463)**	**(261,943,357)**
FINANCING ACTIVITIES			
Cash receipts resulting from:			
Loans obtained	13.d	6,471,755,056	9,892,765,505
Increases in share capital and paid-in surplus	13.e	-	12,719,387
Subsidies		1,100,570	179,387
Other financing activities	13.f	1,643,252	19,912,498
		6,474,498,878	**9,925,576,777**
Payments resulting from:			
Loans repaid	13.d	(5,799,451,701)	(9,650,245,372)
Lease rentals (principal)		(3,628,516)	(4,824,594)
Interest and related expenses		(129,227,198)	(183,996,925)
Dividends	13.g	(13,225,115)	(19,966,110)
Other financing activities	13.f	(636,396)	(108,440)
		(5,946,168,926)	**(9,859,141,441)**
Cash flow from financing activities (3)		**528,329,952**	**66,435,336**
Cash and cash equivalents at the beginning of the period		1,449,516,549	1,010,655,198
Change in cash and cash equivalents (4)=(1)+(2)+(3)		658,844,346	177,271,010
Effect of exchange differences		13,383,705	30,584,761
Cash and cash equivalents at the end of the period		**2,121,744,600**	**1,218,510,969**

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 33 / 47

| Consolidated Report | First Quarter 2010 34 / 47 Portugal Telecom, SGPS, SA Notes to the Consolidated Financial Statements As at 31 March 2010 (Amounts stated in Euros, except where otherwise mentioned) 1. Introduction Portugal Telecom, SGPS, SA (“Portugal Telecom”) and its subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”) are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries or regions, including Brazil and Africa. These services have not significantly changed during the three months period ended 31 March 2010, as compared to those reported in our last annual report. The accompanying consolidated financial statements were approved by the Board of Directors and authorized for issue on 5 May 2010. 2. Basis of presentation These consolidated financial statements have been prepared in accordance with International Accounting Standard Nº. 34 “IAS 34 Interim Financial Reporting”. These financial statements do not include all the information required by the International Financial Reporting Standards (“IFRS”) and accordingly should be read in conjunction with the consolidated financial statements for the year ended 31 December 2009. In addition, further explanations for the performance of revenues and costs are disclosed in our interim management report, which should be read in conjunction with these interim consolidated financial statements. The consolidation principles followed in the preparation of these interim financial statements are the same as were applied in the preparation of the last annual consolidated financial statements. On 7 February 2010, Portugal Telecom, through Mobitel, S.A. (“Dedic”), a company that operates in the call centre business in Brazil, agreed to acquire a 100% equity stake in GPTI, SA (“GPTI”), a company which renders services related to information systems and technologies and that can complement the services provided by Dedic. The purchase price of this acquisition included (1) the issuance of shares of Dedic corresponding to a 12.5% stake, and (2) an option granted to the former shareholder of GPTI to increase or decrease that stake up to 7.5%, depending on the operational and financial performance of GPTI during 2010 and 2011. As a result of this acquisition, which was completed through the issuance of shares of Dedic on 1 March 2010 (the effective date of the acquisition of control), the former shareholders of GPTI now hold a 12.5% stake in Dedic.

| Consolidated Report | First Quarter 2010 35 / 47 The detail of the net assets of GPTI that were consolidated as at 1 March 2010 and the goodwill recorded on a preliminary basis in connection with the transaction mentioned above is as follows (amounts in millions of Euro): (i) The fair value adjustments of assets and liabilities were made on a preliminary basis and are subject to changes within a 12 month period from the date of acquisition. The fair value adjustments related to intangible assets consist of certain recurrring contracts entered into between GPTI and certain customers. The fair value adjustments related to non-current provisions correspond to the fair value of certain tax contingencies whose settlement is considered to be possible. (ii) As mentioned above, the purchase price includes (a) 28.3 million Brazilian Reais (Euro 11.4 million) corresponding to the fair value of the 12.5% stake in Dedic at the acquisition date, and (b) 5.4 million Brazilian Reais (Euro 2.2 million) corresponding to the fair value as at 1 March 2010 of the option granted to the former shareholder of GPTI. (iii) As a result of the above mentioned share capital increase at Dedic, Portugal Telecom obtained a gain of 6.8 million Brazilian Reais (Euro 2.8 million), which resulted from the difference between its proportion in the share capital increase and the dilution effect on its stake in Dedic. This gain was recorded as a reduction to goodwill. As a result of the acquisition of GPTI, minority interests of Dedic amounted to Euro 8.7 million as at 1 March 2010, corresponding to the fair value of the 12.5% stake in Dedic (Euro 11.4 million) net of this gain of Euro 2.8 million mentioned above. The contribution of GPTI for Portugal Telecom’s results in the three months period ended 31 March 2010 was a net profit before minority interests amounting to Euro 0.1 million, including operating revenues of Euro 5 million. The pro-forma of Portugal Telecom’s consolidated operating revenues and net income before minority interests for the three months period ended 31 March 2010 as if GPTI had been consolidated as from 1 January 2010 amounted to Euro 1,781 million and Euro 124 million, respectively. Except for the change mentioned above, there is no relevant additional change in the consolidation Group during the three months period ended 31 March 2010. Euro million Book value Fair value adjustments (i) Fair value NET ASSETS ACQUIRED Accounts receivable 13.2 - 13.2 Taxes receivable 1.9 - 1.9 Intangible assets - 2.5 2.5 Tangible assets 0.9 - 0.9 Other assets 0.0 - 0.0 Short-term debt (17.5) - (17.5) Accounts payable (2.5) - (2.5) Taxes payable (10.7) - (10.7) Current provisions (4.1) - (4.1) Medium and long-term debt (13.3) - (13.3) Non-current provisions (1.8) (0.9) (2.7) Other liabilities (3.0) - (3.0) Total net assets acquired (36.9) 1.6 (35.3) Purchase price (ii) 13.6 Goodwill resulting from the difference between the purchase price and net assets acquired 48.9 Gain related to the dilution effect on the share capital increase (iii) (2.8) Total goodwill (Note 11) 46.1

3. Accounting policies, judgments and estimates

The accounting policies, judgments and estimates applied in this interim consolidated financial statements are consistent with those applied in Portugal Telecom's last annual financial statements.

The IFRIC 12 *Service Concession Arrangements* became effective as from 1 January 2010, following the approval by the European Commission as at 25 March 2009, and is applicable to Portugal Telecom in relation with the concession arrangements of certain international operations which render fixed line telecommunication services. Portugal Telecom is under the process of assessing all the impacts of the adoption of this interpretation and, based on its preliminary conclusions, does not expect a material impact on its consolidated financial statements.

Except for the interpretation mentioned above, there were no other standards, revised standards or interpretations that became effective during the three months period ended 31 March 2010, the adoption of which is applicable to Portugal Telecom's financial statements.

In addition, during the three months period ended 31 March 2010, the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretation Committee ("IFRIC") did not issue any new standards, revised standards or interpretations that are applicable to Portugal Telecom.

4. Exchange rates

As at 31 March 2010 and 31 December 2009, assets and liabilities denominated in Brazilian Reais were translated to Euros using the exchange rates of 2.4043 and 2.5113, respectively. During the three month periods ended 31 March 2010 and 2009, the income statements of subsidiaries expressed in Reais were translated to Euros using the average exchange rates of 2.4917 and 3.0168, respectively.

5. Segment reporting

The identification of the operating segments, which is consistent with the segments presented on the annual financial statements as at 31 December 2009, is as follows: (i) Wireline (including Retail, Wholesale and Data & Corporate); (ii) Domestic Mobile (TMN); and (iii) Brazilian Mobile (Vivo).

In the three month periods ended 31 March 2010 and 2009, revenues by operating segment and its contribution to the Group's consolidated revenues were as follows:

						Euro
			1Q10			1Q09
	Standalone revenues	Intragroup revenues	Consolidated revenues	Standalone revenues	Intragroup revenues	Consolidated revenues
Revenues relating to reportable segments:						
Wireline	488,155,329	(39,314,718)	448,840,611	492,066,183	(37,493,843)	454,572,340
Domestic Mobile - TMN (i)	345,893,884	(13,267,817)	332,626,067	370,061,695	(13,797,890)	356,263,805
Brazilian Mobile - Vivo (ii)	883,370,035	(335,629)	883,034,406	703,688,769	(48,916)	703,639,853
Revenues relating to other businesses	253,978,445	(145,050,372)	108,928,073	209,601,001	(119,586,972)	90,014,029
Group consolidated revenues			**1,773,429,157**			**1,604,490,027**

(i) The reduction in TMN's revenues, on a standalone basis, is primarily explained by (1) lower customer revenues (Euro 6 million), (2) lower interconnection revenues (Euro 6 million), partially as a result of the decline in mobile termination rates (Euro 2 million), and (3) lower

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 36 / 47

| Consolidated Report | First Quarter 2010 37 / 47 equipment sales (Euro 7 million). The reduction in customer revenues occurred notwithstanding the increase in post paid customer revenues and higher non-SMS data revenues, on the back of increasing penetration of smartphones and wireless data cards. (ii) The increase in Vivo’s revenues in the three months period ended 31 March 2010, as compared to the same period of last year, was impacted by the positive effect of the appreciation of the Brazilian Real against the Euro, which amounted to Euro 154 million. Excluding this effect, the increase in Vivo’s revenues was driven primarily by continued customer growth, reflecting an increase of 18.2% in this quarter, and growth in data revenues. In the three month periods ended 31 March 2010 and 2009, the reconciliation between income before financial results and taxes relating to operating segments and the Group’s consolidated net income was as follows: (i) The decrease in the three months period ended 31 March 2010, as compared to the same period of last year, is primarily related to the continued efforts in the deployment of the pay-TV and triple-play offers, leading to (1) higher programming costs, (2) an increase in depreciation and amortization expenses related to the investments in the roll out of the IPTV service and (3) higher customer acquisition costs and support service costs. (ii) The reduction in TMN’s income before financial results and taxes was negatively impacted by the decrease in operating revenues, as explained above, notwithstanding the strict cost control and strong focus on profitability of operations, which led to lower operating costs. (iii) The improvement in Vivo’s income before financial results and taxes is basically driven by continued customer growth, as mentioned above. (iv) The decrease in equity in earnings of associated companies is primarily explained by the impact of the depreciation of the Angolan Kwanza against the Euro between both periods (Euro 7 million) and Portugal Telecom’s share in the earnings of Médi Télécom in the three months period ended 31 March 2009 (Euro 2 million), as this investment was disposed off at the end of 2009. In the three month periods ended 31 March 2010 and 2009, capital expenditures by operating segment were as follows: The decrease in capital expenditures in the three months period ended 31 March 2010, as compared to the same period of last year, is primarily explained by: – An increase in the wireline business (Euro 11 million), primarily as a result of the FTTH rollout, which is a future proof technology and allows for increased bandwidth for both residential and corporate customers, and investment in IPTV services namely in relation to customer growth; and – An increase in other businesses (Euro 16 million) primarily as a result of investments made in the first quarter of 2010 in the expansion of Dedic, Portugal Telecom’s contact centre and outsourcing operation in Brazil, including the construction of new sites. Euro 1Q10 1Q09 Income before financial results and taxes relating to operating segments: Wireline (i) 59,511,793 86,150,432 Domestic Mobile - TMN (ii) 109,861,217 120,766,177 Brazilian Mobile - Vivo (iii) 49,237,287 36,632,739 Income before financial results and taxes relating to other businesses 8,436,625 7,690,684 Income before financial results and taxes 227,046,922 251,240,032 Minus: Net interest expenses (Note 7) 72,841,428 72,356,930 Equity in earnings of associated companies, net (iv) (38,764,596) (48,689,508) Net other financial losses (gains) (Note 8) 1,077,111 (5,237,303) Income taxes (Note 9) 62,746,461 55,508,719 Consolidated net income 129,146,518 177,301,194 Euro 1Q10 1Q09 Wireline 112,385,106 101,358,812 Domestic Mobile - TMN 23,492,695 24,540,407 Brazilian Mobile - Vivo 65,988,748 86,555,161 Other businesses 27,122,617 22,846,490 228,989,166 235,300,870

These effects were partially offset by a reduction in capital expenditures from the Brazilian mobile businesses (Euro 21 million), notwithstanding the impact of the appreciation of the Brazilian Real (Euro 11 million). Vivo's capital expenditures using constant currency decreased by 37.0% and were directed towards: (1) increasing network capacity to support the accelerated growth in voice traffic in the 2G network; (2) expanding coverage of 3G and 3.5G networks, and (3) improving network quality to continue to be the most reliable and best quality network in Brazil. Vivo's 3G and 3.5G network covers 594 municipalities and more than 61% of Brazilian population.

6. Post retirement benefits

As at 31 March 2010, the Company did not obtain an actuarial valuation to recognize post retirement benefits and therefore costs recorded during the three months period ended 31 March 2010 are based on the 31 December 2009 actuarial study, adjusted by curtailment costs incurred during that period. During the three months period ended 31 March 2010 there were no change in actuarial assumptions.

As at 31 March 2010, the projected benefit obligations (PBO) of Portugal Telecom's post retirement benefits related to pensions and healthcare amounted to Euro 3,049 million, and the market value of plan assets amounted to Euro 2,293 million. In addition, Portugal Telecom has liabilities with salaries to suspended and pre-retired employees amounting to Euro 771 million, which are not subject to any legal funding requirement. As at 31 March 2010, Portugal Telecom had unrecognized prior years' service gains related to unvested rights amounting to Euro 23 million and therefore net benefit obligations recorded in the statement of financial position amounted to Euro 1,549 million. During the three month periods ended 31 March 2009 and 2010, the movements occurred in benefit obligations, net of the market value of plan assets and unrecognized prior year service gains, were as follows:

				Euro
	Pension benefits	Healthcare benefits	Salaries to pre-retired and suspended employees	Total
Balance as at 31 December 2008	**879,812,824**	**47,745,643**	**907,735,413**	**1,835,293,880**
Net periodic post retirement benefit costs	10,115,250	464,500	11,825,250	22,405,000
Work force reduction program costs	-	-	827,199	827,199
Net actuarial losses	61,438,528	11,573,908	-	73,012,436
Payments, contributions and reimbursements	(275,927)	(6,897,865)	(38,590,979)	(45,764,771)
Balance as at 31 March 2009	**951,090,675**	**52,886,186**	**881,796,883**	**1,885,773,744**

				Euro
	Pension benefits	Healthcare benefits	Salaries to pre-retired and suspended employees	Total
Balance as at 31 December 2009	**764,851,062**	**(65,540,099)**	**791,441,962**	**1,490,752,925**
Net periodic post retirement benefit costs	8,981,006	(1,060,939)	9,902,500	17,822,567
Work force reduction program costs	-	-	4,660,758	4,660,758
Net actuarial losses (gains)	3,820,756	(1,369,869)	-	2,450,887
Payments, contributions and reimbursements	(487,553)	69,294,052	(35,338,549)	33,467,950
Balance as at 31 March 2010	**777,165,271**	**1,323,145**	**770,666,671**	**1,549,155,087**

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 38 / 47

Certain post retirement benefit plans have a surplus position and therefore are presented in the statement of financial position separately from those plans with a deficit position. As at 31 March 2010 and 31 December 2009, net post retirement obligations were recognized in the statement of financial position as follows:

		Euro
	31 Mar 2010	31 Dec 2009
Pension plans with a deficit position	778,495,869	766,130,901
Salaries to pre-retired and suspended employees	770,666,671	791,441,962
Healthcare plan with a deficit position	1,323,145	768,658
Plans with a deficit position	**1,550,485,685**	**1,558,341,521**
Pension plans with a surplus position	(1,330,598)	(1,279,839)
Healthcare plans with a surplus position	-	(66,308,757)
Plans with a surplus position	**(1,330,598)**	**(67,588,596)**
	1,549,155,087	**1,490,752,925**

The detail of post retirement benefit costs in the three month periods ended 31 March 2010 and 2009 is as follows:

		Euro
	1Q10	1Q09
Post retirement benefits, net		
Service cost	2,037,022	1,706,250
Interest cost (i)	50,510,961	54,075,500
Expected return on plan assets (ii)	(34,241,330)	(32,903,500)
Amortization of prior years service gains	(484,086)	(473,250)
	17,822,567	**22,405,000**
Curtailment costs, net		
Work force reduction program	4,660,758	827,199
Termination payments	517,404	1,017,850
	5,178,162	**1,845,049**

(i) The reduction in interest cost is primarily explained by (1) the decrease in unfunded liabilities occurred during 2009, following the halt of the redundancy work force programme, and (2) the reduction of the discount rate in December 2009 from 5.75% to 5.50%.

(ii) The increase in expected return on plan assets is explained by the increase in the fair value of plan assets occurred during 2009, as a result of the performance of the plan assets and the contributions to the pension funds.

Net actuarial losses recorded in the three month periods ended 31 March 2010 and 2009, which amounted to Euro 2,450,887 and Euro 73,012,436, respectively, are related to the difference between actual and estimated return on plan assets. In the three months period ended 31 March 2010 and 2009, the actual return on assets, on a quarterly basis, was 1.4% positive and 1.9% negative, respectively, as compared to the actuarial assumption of 1.5% positive.

Cash flows relating to post retirement benefits in the three month periods ended 31 March 2010 and 2009 are as follows:

		Euro
	1Q10	1Q09
Reimbursement related to the excessive funding of the healthcare plan	(75,000,000)	-
Payments of salaries to pre-retired and suspended employees	35,338,549	38,590,979
Healthcare expenses	5,705,948	6,897,865
Termination payments	517,404	1,017,850
Payments of pension benefits	219,774	-
Contributions to the pension funds	267,779	275,927
	(32,950,546)	**46,782,621**

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 39 / 47

| Consolidated Report | First Quarter 2010 40 / 47 7. Net interest expenses In the three month periods ended 31 March 2010 and 2009, this caption consists of (Note 5): (i) This caption includes primarily interest income related to delayed payments from customers, and also interest income related to long-term tax receivables of Vivo. Net interest expenses remained broadly stable in the three months period ended 31 March 2010, as compared to the same period of last year, with the reduction in average net debt between both periods being offset by the impact of the increase in Portugal Telecom’s average cost of debt, reflecting an increase in domestic operations partially offset by a reduction in the average cost of debt in Brazil, following the debt restructuring related to the acquisition of 3G licenses that occurred during 2009. 8. Net other financial losses (gains) In the three month periods ended 31 March 2010 and 2009, this caption consists of (Note 5): (i) This caption relates to the change in the fair value of free-standing derivatives. Gains recorded in the three months period ended 31 March 2009 are primarily related to the impact of the appreciation of the US Dollar against the Euro during that period on Euro/Dollar free-standing cross currency derivatives, which were subsequently settled in April 2009. (ii) Gains recorded in the three month periods ended 31 March 2010 and 2009 are primarily related to the positive impact of the appreciation of the US Dollar against the Euro on net assets denominated in US Dollars, namely related to dividends receivable from Unitel. (iii) This caption includes mainly banking services, financial discounts and other financing costs. 9. Income taxes During the three months period ended 31 March 2010, there have been no significant changes in the relevant tax legislations applicable to Portugal Telecom, except for the change mentioned below regarding the tax effect related to the convertible bond. In the three month periods ended 31 March 2010 and 2009, the reconciliation between the nominal and the effective income tax is as follows: Euro 1Q10 1Q09 Interest expense Related to loans obtained and financial instruments 89,444,597 145,035,476 Other 3,739,132 2,673,548 Interest income Related to cash and short-term investments and financial instruments (15,016,107) (69,686,553) Other (i) (5,326,194) (5,665,541) 72,841,428 72,356,930 Euro 1Q10 1Q09 Free-standing derivatives (i) (21,883) (4,326,192) Net foreign currency exchange losses (gains) (ii) (3,043,560) (6,314,040) Other, net (iii) 4,142,554 5,402,929 1,077,111 (5,237,303)

	1Q10	1Q09
		Euro
Income before taxes	**191,892,979**	**232,809,913**
Statutory tax rate	26.5%	26.5%
	50,851,639	**61,694,627**
Permanent differences (i)	14,995,255	4,401,493
Adjustments to income tax expense of the previous year	(4,551,107)	(6,341,749)
Difference in tax rates	3,787,548	2,365,264
Increases and reductions in provisions for income tax contingencies	310,769	115,622
Tax losses from previous periods	-	(3,507,560)
Other	(2,647,643)	(3,218,978)
	62,746,461	**55,508,719**
Income tax (Note 5)		
Income tax-current	59,279,944	57,897,203
Deferred taxes	3,466,517	(2,388,484)
	62,746,461	**55,508,719**

(i) The change in this caption is primarily explained by higher expenses not deductible for tax purposes, namely depreciation and amortization expenses at the holding companies of Vivo and net interest expenses in certain other holding companies.

The increase in deferred tax assets recorded in the statement of financial position is primarily explained by (1) the impact of foreign currency translation adjustments amounting to Euro 19,489,174, which relate mainly to the appreciation of the Real against the Euro, and also by (2) the tax effect of the net actuarial losses recorded in the three months period ended 31 March 2010, which was included under the consolidated statement of comprehensive income and amounted to a gain of Euro 649,485.

The increase in deferred tax liabilities recorded in the statement of financial position is primarily explained by (1) the impact of foreign currency translation adjustments amounting to Euro 13,155,697, which relate mainly to the appreciation of the Real and the US Dollar against the Euro, and also by (2) the recognition of a deferred tax liability amounting to Euro 15,143,542, which was recognized directly in shareholders' equity and corresponds to the tax effect associated with the equity component of the exchangeable bond obtained by Portugal Telecom in 2007. The recognition of this deferred tax liability resulted from changes occurred in the Portuguese tax legislation in 2010.

10. Earnings per share and dividends

Earnings per share for the three month periods ended 31 March 2010 and 2009 were computed as follows:

		1Q10	1Q09
			Euro
Net income attributable to equity holders of the parent	(1)	100,315,748	166,397,979
Financial costs related to exchangeable bonds (net of tax)	(2)	7,093,963	7,500,821
Net income considered in the computation of the diluted earnings per share	(3)	**107,409,711**	**173,898,800**
Weighted average common shares outstanding in the period	(4)	**875,872,500**	**875,872,500**
Effect ot the exchangeable bonds		64,655,173	64,655,173
	(5)	**940,527,673**	**940,527,673**
Earnings per share attributable to equity holders of the parent			
Basic	(1)/(4)	0.11	0.19
Diluted	(3)/(5)	0.11	0.18

On 16 April 2010, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2009, totaling an amount of Euro 503,626,688, which will be paid on 14 May 2010.

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 41 / 47

| Consolidated Report | First Quarter 2010 42 / 47 On 27 March 2009, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2008, totaling an amount of Euro 503,626,688, which was paid in April 2009. 11. Tangible and intangible assets As at 31 March 2010 and 31 December 2009, the balances of tangible and intangible assets were as follows: The increase in the carrying amount of tangible and intangible assets is primarily explained by: (1) capital expenditures incurred in the period amounting to Euro 228,989,166 (Note 5); (2) positive currency translation adjustments totaling Euro 202,025,066, which relate primarily to the appreciation of the Real against the Euro during the period; and (3) the goodwill recorded in connection with the acquisition of GPTI amounting to Euro 46,118,894 (Note 2). These effects were partially offset by depreciation and amortization costs of Euro 377,777,386 recognized in the three months period ended 31 March 2010. During the three month periods ended 31 March 2010 and 2009, consolidated depreciation and amortization costs and capital expenditures (Note 5) were as follows: As at 31 March 2010, the Group had assumed commitments for the acquisition of fixed assets and inventories amounting to Euro 101 million and Euro 55 million, respectively. Euro 31 Mar 2010 31 Dec 2009 Tangible assets 4,871,965,475 4,862,214,772 Intangible assets Licenses and other rights 2,865,553,503 2,844,995,384 Goodwill 1,250,231,041 1,162,224,812 Other intangible assets 17,590,286 39,450,023 4,133,374,830 4,046,670,219 9,005,340,305 8,908,884,991 Euro 1Q10 1Q09 Depreciation and amortization costs Tangible assets 284,629,152 243,036,966 Intangible assets 93,148,234 83,134,236 377,777,386 326,171,202 Capital expenditures Tangible assets 208,122,953 175,082,583 Intangible assets 20,866,213 60,218,287 228,989,166 235,300,870

12. Debt

As at 31 March 2010 and 31 December 2009, Portugal Telecom's gross debt amounted respectively to Euro 7,796,821,348 and Euro 7,046,048,028, as follows:

				Euro
		31 Mar 2010		31 Dec 2009
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds	-	707,689,835	-	705,558,383
Bonds	-	4,754,601,242	41,811,014	4,734,508,969
Bank loans				
External loans	304,305,408	1,458,274,423	244,145,559	1,027,450,534
Domestic loans	11,223	-	167,295	-
Other loans				
Commercial paper	281,326,249	-	-	-
External loans	45,011	-	47,195	-
Liability related to equity swaps on treasury shares	178,071,827	-	178,071,827	-
Leasings	31,832,073	80,664,057	30,289,010	83,998,242
	795,591,791	**7,001,229,557**	**494,531,900**	**6,551,516,128**

During the three months period ended 31 March 2010, the increase in gross debt is primarily explained by:

- The amount of Euro 281 million used by Portugal Telecom as at 31 March 2010 under short-term commercial paper programmes, with maturity in April 2010 and interest at an annual average rate of 1.1%. At 31 December 2009, the Company was not using any amount under these programmes;
- The Revolving Credit Facility entered into in 2004 and maturing in June 2012, under which the Company had used an amount of Euro 150 million as at 31 December 2009 and Euro 300 million as at 31 March 2010;
- The Revolving Credit Facility entered into in 2003 and maturing in February 2011, which the Company was not using at year-end 2009 and under which had used an amount of Euro 155 million as at 31 March 2010;
- The Revolving Credit Facility entered into in 2004 and maturing in October 2011, which the Company was not using at year-end 2009 and under which had used an amount of Euro 100 million as at 31 March 2010; and
- The impact of the appreciation of the Real against the Euro in the three months period ended 31 March 2010 (Euro 42 million).

During the three months period ended 31 March 2010, Portugal Telecom did not issue any new bonds or exchangeable bonds, neither has repaid any bonds outstanding as at 31 December 2009. Additionally, except for the above mentioned, Portugal Telecom did not obtain any other significant new facilities or issued relevant amounts of notes, and the repayments of bank loans and debt were made in line with previous disclosed repayment terms.

The undrawn amount of Portugal Telecom's committed commercial paper lines (Euro 424 million) and standby facilities (Euro 710 million) plus the amount of cash available in its domestic operations (Euro 1,803 million) totaled Euro 2,937 million as at 31 March 2010, as compared to Euro 2,864 million at 2009 year-end.

During the three months period ended 31 March 2010, there were no relevant changes in Portugal Telecom's covenants related to its indebtedness, which were fully complied with as at such date.

13. Statement of cash flows

(a) **Payments relating to income taxes** - The increase in this caption is primarily related to higher payments at Vivo, following the improvement in its earnings.

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 43 / 47

(b) **Payments relating to indirect taxes and other** - This caption includes primarily payments related to the expenses recorded in the income statement caption "Indirect taxes", which mainly comprises spectrum fees paid by TMN and Vivo, and also payments and collections of Value Added Tax in Portugal. The increase occurred in the three months period ended 31 March 2010, over the same period of last year, is mainly related to higher payments at Vivo regarding the annual Fistel fees (Euro 40 million).

(c) **Cash receipts resulting from dividends** – During the three month periods ended 31 March 2010 and 2009, cash receipts resulting from dividends were as follows:

		Euro
	1Q10	1Q09
Unitel (i)	44,087,222	60,347,754
CTM	8,347,332	7,887,108
Other	-	14,481
	52,434,554	**68,249,343**

(i) Dividends received from Unitel in the three months period ended 31 March 2010 are related to 2008, and correspond to US$ 60 million of a total dividends amounting to US$ 150 million, of which US$ 90 million had already been received in the fourth quarter of 2009. Dividends received from Unitel in the three months period ended 31 March 2009 are related to 2007 and correspond to $US 80 million.

(d) **Loans** - Cash receipts resulting from loans obtained and cash payments resulting from loans repaid relate basically to commercial paper and other bank loans which are regularly renewed.

In the three months period ended 31 March 2010, cash receipts from loans obtained, net of cash payments resulting from loans repaid, amounted to Euro 672,303,355 and are basically related to the increase in the level of usage of the short-term commercial paper programme and of certain revolving credit facilities, as explained in detail in Note 12.

In the three months period ended 31 March 2009, cash receipts from loans obtained net of cash payments from loans repaid amounted to Euro 242,520,133, primarily explained by: (i) Eurobonds issued by PT Finance amounting to Euro 300 million; (ii) floating rate notes issued by PT Finance amounting to Euro 50 million; and (iii) bonds issued by Vivo Participações amounting to Euro 35 million; these effects were partially offset by commitments made by TMN under the UMTS license, the decrease in the level of usage of the short-term commercial paper programme and the repayment of several external loans obtained by Vivo.

(e) **Increases in share capital and paid-in surplus** - In the three months period ended 31 March 2009, this caption relates basically to the contribution of the minority shareholders to the share capital increase occurred at Vivo Participações in February 2009.

(f) **Other financing activities** - In the three months period ended 31 March 2009, cash receipts resulting from other financing activities relate primarily to the settlement of cross currency derivatives by Vivo.

(g) **Payments resulting from dividends** - During the three month periods ended 31 March 2010 and 2009, dividends paid were as follows:

		Euro
	1Q10	1Q09
MTC	12,678,620	-
Vivo	-	19,955,582
Other	546,495	10,528
	13,225,115	**19,966,110**

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 44 / 47

14. Related parties

a) Associated companies and jointly controlled entities

Balances as at 31 March 2010 and 31 December 2009 and transactions occurred during the three month periods ended 31 March 2010 and 2009 between Portugal Telecom and associated companies and jointly controlled entities (related to the 50% share not owned by Portugal Telecom in Vivo) are as follows:

						Euro
	Accounts receivable		Accounts payable		Loans granted	
Company	31 Mar 2010	31 Dec 2009	31 Mar 2010	31 Dec 2009	31 Mar 2010	31 Dec 2009
Vivo	20,708,674	21,457,605	681,434	482,948	-	-
Other international companies:						
Unitel (i)	12,267,270	54,117,992	6,084,875	6,336,992	-	-
Multitel	5,735,025	5,311,686	490,808	420,208	896,981	892,378
CTM	217,228	223,513	70,503	61,075	-	-
Other	1,432,974	1,991,467	191,875	482,915	-	73,849
Domestic companies:						
Páginas Amarelas	6,490,823	6,329,784	21,962,998	23,568,950	-	-
Caixanet	2,395,014	256,076	-	-	-	-
PT-ACS	1,219,179	469,509	1,508,580	540,364	-	-
Sportinveste Multimédia	957,480	880,605	312,769	404,519	35,318,668	35,318,668
Other	13,610,983	8,741,400	640,185	936,785	7,245,786	7,249,389
	65,034,650	**99,779,637**	**31,944,027**	**33,234,756**	**43,461,435**	**43,534,284**

(i) Accounts receivable from Unitel as at 31 December 2009 include dividends of US$ 60 million (Note 13), which were received in the three months period ended 31 March 2010.

						Euro
	Costs		Revenues		Interest charged	
Company	1Q10	1Q09	1Q10	1Q09	1Q10	1Q09
Vivo	448,187	-	16,087,116	12,947,203	-	-
Other international companies:						
Unitel	2,658,703	1,843,375	3,458,840	3,791,132	-	10,354
Multitel	-	82,952	273,068	220,953	-	-
CTM	56,001	42,887	13,513	107,971	-	-
Other	83,066	334,278	157,173	187,557	-	-
Domestic companies:						
Páginas Amarelas	13,794,320	15,366,026	934,767	729,856	-	-
PT-ACS	1,475,041	1,445,921	120,612	200,501	-	-
Sportinveste Multimédia	314,584	303,389	21,815	50,160	25,233	83,470
Caixanet	46,390	43	23,797	2,939,313	-	-
Other	354,873	402,888	4,191,571	5,087,107	27,586	12,171
	19,231,165	**19,821,759**	**25,282,272**	**26,261,753**	**52,819**	**105,995**

The terms and contractual conditions in agreements entered into by Portugal Telecom and its subsidiaries with the companies mentioned above are similar to those applicable to other independent entities in similar transactions. Activities developed in connection with those agreements include mainly:

- Call center services rendered by Dedic to Vivo; and
- Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for production, publishing and distribution of PT Comunicações' telephone directories, as well as for selling advertising space in the directories.

b) Shareholders

Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. In addition, Visabeira (a service provider to

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 45 / 47

Portugal Telecom's wireline business) and Controlinveste (a media company) are also major shareholders of Portugal Telecom. Transactions occurred during the three months period ended 31 March 2010 and balances as at 31 March 2010 between Portugal Telecom and its major shareholders are as follows (including VAT):

Company	Sales and services rendered by Portugal Telecom	Supplies and services provided to Portugal Telecom	Net interest received (paid)	Accounts receivable	Accounts payable (Euro)
Caixa Geral de Depósitos	3,450,805	1,593,757	945,765	3,498,911	432,763
BES	2,712,297	6,482,170	3,529,219	1,371,322	1,815,677
Controlinveste	2,217,490	12,423,843	-	1,529,082	7,536,691
Visabeira	1,391,438	21,894,592	-	1,743,155	10,592,266
Ongoing	96,372	1,090,965	-	57,410	1,198,669
	9,868,402	**43,485,327**	**4,474,984**	**8,199,881**	**21,576,066**

The terms and contractual conditions in agreements entered into by Portugal Telecom and its shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services to Portugal Telecom.

In connection with the incorporation of Brasilcel, Portugal Telecom and Telefónica entered into a strategic agreement, which allows Portugal Telecom to acquire up to 1.5% of Telefónica's share capital and Telefónica to acquire up to 10% of Portugal Telecom's share capital. As at 31 March 2010, Telefónica held 10.0% of Portugal Telecom's share capital.

Portugal Telecom entered into a Joint Venture Agreement with Telefónica to manage Vivo and is party to certain international traffic agreements with Telefónica Group companies, which have substantially the same conditions as similar agreements with independent parties.

Pensions and healthcare funds, which were incorporated to cover the Company's post retirement benefit plans (Note 6), are managed in accordance with an investment guideline issued by Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders, and also investments in real estate rented to the Group. As at 31 March 2010, the total exposure of these investments to Portugal Telecom, Telefónica, BES and Ongoing was Euro 343 million, Euro 157 million, Euro 125 million and Euro 76 million, respectively.

c) Other

During the three month periods ended 31 March 2010 and 2009, remunerations of executive and non-executive board members, which were established by the Remunerations Committee, are as follows:

Euro	1Q10	1Q09
Executive board members	871,617	513,653
Non-executive board members	309,367	316,488
Audit Committee	124,653	124,653
	1,305,637	**954,794**

The increase in fixed remuneration of the Executive Committee is related to the increase occurred in March 2009 from 4 executive board members to 7 executive board members members.

Under the terms of the remuneration policy established by the Remunerations Committee, executive board members are entitled to receive annual variable remuneration related to the performance achieved in the year and payable in the following year, and multi-annual variable remuneration for the performance achieved during the term of office and payable at the end of that period. On an annual basis, Portugal Telecom recognizes an accrual for the annual and multi-annual variable remuneration.

PORTUGAL TELECOM | Consolidated Report | First Quarter 2010 46 / 47

| Consolidated Report | First Quarter 2010 47 / 47 In addition to the above mentioned remunerations, executive board members are also entitled to fringe benefits that are primarily utilized in their daily functions, in connection with a policy defined for the Group. As at 31 March 2010, there were no board members entitled to post retirement benefits under the plans of PT Comunicações, and there was no share based payment program or termination benefit in place. During the three month periods ended 31 March 2010 and 2009, fixed remuneration of key employees of Portugal Telecom’s management amounted to Euro 1.5 million. One of Portugal Telecom’s non-executive board members is also executive director of “Heidrick & Struggles - Consultores de Gestão, Lda”, which on the normal course of business rendered consultancy services to Portugal Telecom amounting to approximately Euro 0.4 million (excluding VAT) in the three months period ended 31 March 2010. 15. Subsequent events There were no significant subsequent events after 31 March 2010 either requiring adjustment or disclosure to the interim financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.